# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| GE-WMC Mortgage Securities, L.L.C. | 0001335739 |
|---|---|
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, September 26, 2005, Series 2005-1** | **333-127630** |

Name of Person Filing the Document
(If Other than the Registrant)





05067385




SEC MAIL PROCESSING
RECEIVED
SEP 2 8 2005
WASH. D.C.
185
SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 27, 2005

GE-WMC MORTGAGE SECURITIES, L.L.C.



By:
Name: James Zollo
Title: Vice President

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Collateral Term Sheets | P* |

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# *Computational Materials*

## $998,275,000
## Approximately

## GE-WMC Mortgage Securities, L.L.C.
## Series 2005-1

## GE-WMC Asset-Backed Pass-Through Certificates

# Approximately $998,275,000
# GE-WMC Asset-Backed Pass-Through Certificates, Series 2005-1

## GE-WMC Mortgage Securities, L.L.C.
*Depositor*

## Litton Loan Servicing LP
*Servicer*

## *Transaction Highlights*

| Offered Classes | Description | Balance[4] | Expected Ratings (S&P / Moody's / Fitch) | Avg Life to Call / Mty[(1)(2)] | Modified Duration To Call / Mty[(1)(2)(3)] | Payment Window To Call / Mty[(1)(2)] | Initial Subordination Level | Benchmark |
|---|---|---|---|---|---|---|---|---|
| A-1 | Floater | 230,365,000 | AAA/Aaa/AAA | 2.30 / 2.49 | 2.10 / 2.24 | 1 - 88 / 1 - 190 | 23.25% | 1 Mo. LIBOR |
| A-2a | Floater | 350,000,000 | AAA/Aaa/AAA | 1.00 / 1.00 | 0.97 / 0.97 | 1 - 26 / 1 - 26 | 23.25% | 1 Mo. LIBOR |
| A-2b | Floater | 122,000,000 | AAA/Aaa/AAA | 3.00 / 3.00 | 2.80 / 2.80 | 26 - 58 / 26 - 58 | 23.25% | 1 Mo. LIBOR |
| A-2c | Floater | 86,693,000 | AAA/Aaa/AAA | 6.54 / 7.82 | 5.68 / 6.53 | 58 - 88 / 58 - 188 | 23.25% | 1 Mo. LIBOR |
| M-1 | Floater | 39,068,000 | AA+/Aa1/AA+ | 5.09 / 5.63 | 4.51 / 4.87 | 44 - 88 / 44 - 171 | 19.45% | 1 Mo. LIBOR |
| M-2 | Floater | 35,469,000 | AA+/Aa2/AA+ | 5.01 / 5.54 | 4.44 / 4.80 | 42 - 88 / 42 - 164 | 16.00% | 1 Mo. LIBOR |
| M-3 | Floater | 24,160,000 | AA/Aa3/AA | 4.97 / 5.49 | 4.41 / 4.75 | 41 - 88 / 41 - 157 | 13.65% | 1 Mo. LIBOR |
| M-4 | Floater | 17,477,000 | AA/A1/AA | 4.95 / 5.45 | 4.37 / 4.70 | 40 - 88 / 40 - 151 | 11.95% | 1 Mo. LIBOR |
| M-5 | Floater | 17,992,000 | AA-/A2/AA- | 4.93 / 5.41 | 4.35 / 4.67 | 39 - 88 / 39 - 146 | 10.20% | 1 Mo. LIBOR |
| M-6 | Floater | 15,421,000 | A+/A3/A+ | 4.92 / 5.38 | 4.33 / 4.64 | 39 - 88 / 39 - 140 | 8.70% | 1 Mo. LIBOR |
| B-1 | Floater | 16,450,000 | A/Baa1/A | 4.91 / 5.33 | 4.26 / 4.53 | 38 - 88 / 38 - 135 | 7.10% | 1 Mo. LIBOR |
| B-2 | Floater | 11,823,000 | A-/Baa2/A- | 4.90 / 5.28 | 4.23 / 4.48 | 38 - 88 / 38 - 127 | 5.95% | 1 Mo. LIBOR |
| B-3 | Floater | 11,823,000 | BBB+/Baa3/BBB+ | 4.90 / 5.23 | 4.18 / 4.38 | 38 - 88 / 38 - 120 | 4.80% | 1 Mo. LIBOR |
| B-4 | Floater | 9,253,000 | BBB-/Ba1/BBB | 4.89 / 5.15 | 4.05 / 4.21 | 37 - 88 / 37 - 112 | 3.90% | 1 Mo. LIBOR |
| B-5 | Floater | 10,281,000 | BBB-/Ba2/BBB- | 4.88 / 5.04 | 4.04 / 4.14 | 37 - 88 / 37 - 105 | 2.90% | 1 Mo. LIBOR |

Notes:
(1) Certificates are priced to the 10% optional clean-up call.
(2) Based on the pricing prepayment speed. See details below.
(3) Assumes pricing at par.
(4) Bond sizes subject to a variance of plus or minus 5%.

**Depositor:** GE-WMC Mortgage Securities, L.L.C.

**Originator:** WMC Mortgage Corp.

**Servicer:** Litton Loan Servicing LP

**Swap Counterparty:** [TBD]

**Trustee and Swap Administrator:** The Bank of New York

**Co-Lead Managers:** Morgan Stanley (*structuring lead*), Merrill Lynch (*joint lead*)

**Co-Managers:** Credit Suisse First Boston, Goldman, Sachs & Co. and Lehman Brothers

| | |
|---|---|
| **Rating Agencies:** | Standard & Poor's, Moody's Investors Service and Fitch Ratings. |
| **Offered Certificates:** | The Class A-1, A-2a, A-2b, A-2c, M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2, B-3, B-4, and B-5 Certificates. |
| **Class A Certificates:** | The Class A-1, A-2a, A-2b and A-2c Certificates. |
| **Group I Certificate:** | The Class A-1 Certificate. |
| **Group II Certificates:** | The Class A-2a, Class A-2b and Class A-2c Certificates. |
| **Class A Certificate Group:** | The Group I Certificate and Group II Certificates, as applicable. |
| **Subordinate Certificates:** | The Class M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2, B-3, B-4, and B-5 Certificates. |
| **Non-Offered Certificates:** | The Class P, C, R and R-X Certificates |
| **Trust Tax Status:** | The trust will be established as one or more REMICs for federal income tax purposes. |
| **ERISA Eligibility:** | The Certificates are expected to be ERISA eligible, except that before the termination of the swap, the Certificates may be subject to certain investor-based qualifications. |
| **SMMEA Eligibility:** | The certificates will not constitute "mortgage related securities" for purposes of SMMEA |
| **Expected Closing Date:** | September 28th, 2005 through DTC and Euroclear or Clearstream. The Certificates will be sold without accrued interest. |
| **Cut-Off Date:** | September 1, 2005 |
| **Distribution Dates:** | The 25th of each month, or if such day is not a business day, on the next business day, beginning October 25, 2005. |
| **Final Scheduled Distribution Date:** | For all Offered Certificates, the Distribution Date occurring in October 2035. |
| **Minimum Denomination:** | The Offered Certificates will be issued and available in denominations of $25,000 initial principal balance and integral multiples of $1 in excess of $25,000; provided that the Offered Certificates must be purchased in minimum total investments of $100,000 per class. |
| **Due Period:** | For any Distribution Date, the period from and including the second day of the month immediately preceding the month in which that Distribution Date occurs to and including the first day of the month in which that Distribution Date occurs |
| **Prepayment Period:** | For any Distribution Date, the period from and including the day after the Determination Date in the calendar month preceding the calendar month in which such Distribution Date occurs (or, in the case of the first Distribution Date, from and including September 1, 2005) to and including the Determination Date in the calendar month in which such Distribution Date occurs. The "Determination Date", with respect to any distribution date will be the fifteenth day of the month in which the distribution date occurs or, if the fifteenth day is not a business day, on the immediately preceding business day. |
| **Interest Accrual Period:** | The interest accrual period for the Offered Certificates with respect to any Distribution Date will be the period from and including the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) to and including the day prior to that Distribution Date (on an actual/360 day count basis). |
| **Mortgage Loans:** | The mortgage loans included in the trust will be adjustable and fixed rate sub-prime residential, first-lien and second-lien mortgage loans. |
| **Group I Mortgage Loans:** | Approximately $300.2 million of Mortgage Loans with original principal balances that conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines for purchase by Fannie Mae and Freddie Mac. |

**Group II Mortgage Loans:** Approximately $727.9 million of Mortgage Loans with original principal balances that may or may not conform to the original principal balance limits for one- to four-family residential mortgage loan guidelines for purchase by Fannie Mae and Freddie Mac.

**Pricing Prepayment Speed:**

- *Fixed Rate Mortgage Loans*: CPR starting at approximately 4% CPR in month 1 and increasing to 23% CPR in month 16 (19%/15 increase for each month), and remaining at 23% CPR thereafter
- *ARM Mortgage Loans*: 28% CPR

**Credit Enhancement:** The Offered Certificates will be credit enhanced by:

1) Net Swap Payments (if any) received from the Swap Counterparty,
2) Net Monthly Excess Cashflow from the Mortgage Loans,
3) 2.90% overcollateralization (funded upfront). On and after the Stepdown Date, so long as a Trigger Event is not in effect, the required overcollateralization will equal 5.80% of the aggregate principal balance of the Mortgage Loans as of the last day of the applicable Due Period, subject to a 0.50% floor, based on the aggregate principal balance of the Mortgage Loans as of the cut-off date, and
4) Subordination of distributions on the more subordinate classes of certificates (if applicable) to the required distributions on the more senior classes of certificates.

**Credit Enhancement Percentage:** For any Distribution Date and each class of certificates, the percentage obtained by dividing (x) the sum of the aggregate Certificate Principal Balance of each class of Subordinate Certificates with a lower payment priority (after taking into account all distributions of principal payable on such Distribution Date) plus the overcollateralization amount for such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced and unscheduled collections of principal received during the related Prepayment Period).

**Stepdown Date:** The later to occur of:

(x) The earlier of:
  (a) The Distribution Date occurring in October 2008; and
  (b) The Distribution Date following the Distribution Date on which the aggregate balance of the Class A Certificates is reduced to zero; and

(y) The first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only without taking into account payments of principal on the certificates on such Distribution Date and using the overcollateralization amount as of the prior distribution date) is greater than or equal to approximately 46.50%.

**Trigger Event:** Either a Delinquency Trigger Event or a Cumulative Loss Trigger Event.

**Delinquency Trigger Event:** A Delinquency Trigger Event is in effect on any Distribution Date if on that Distribution Date the 60 Day+ Rolling Average (the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent) equals or exceeds a given percentage (specified below) of the prior period's Credit Enhancement Percentage for the most senior class of certificates then outstanding:

| | |
|---|---|
| **If any Class A Certificate remains outstanding** | 34.40% |
| **On and after the Class A Certificates pay off** | 41.10% |

| | |
|---|---|
| **Cumulative Loss Trigger Event:** | A Cumulative Loss Trigger Event is in effect on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-Off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-Off Date exceeds the applicable percentages described below with respect to such Distribution Date: |

| | |
|---|---|
| **Months 25- 36** | 1.40% for the first month, plus an additional 1/12th of 1.75% for each month thereafter (e.g., 2.275% in Month 31) |
| **Months 37- 48** | 3.15% for the first month, plus an additional 1/12th of 1.80% for each month thereafter (e.g., 4.050% in Month 43) |
| **Months 49- 60** | 4.95% for the first month, plus an additional 1/12th of 1.40% for each month thereafter (e.g., 5.650% in Month 55) |
| **Months 61- 72** | 6.35% for the first month, plus an additional 1/12th of 0.75% for each month thereafter (e.g., 6.725% in Month 67) |
| **Months 73- thereafter** | 7.10% |

**Initial Subordination Percentage:**

| | |
|---|---|
| Class A: | 23.25% |
| Class M-1: | 19.45% |
| Class M-2: | 16.00% |
| Class M-3: | 13.65% |
| Class M-4: | 11.95% |
| Class M-5: | 10.20% |
| Class M-6: | 8.70% |
| Class B-1: | 7.10% |
| Class B-2: | 5.95% |
| Class B-3: | 4.80% |
| Class B-4: | 3.90% |
| Class B-5: | 2.90% |

| | |
|---|---|
| **Optional Clean-up Call:** | At its option, the Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Trust) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. |
| **Stepup Coupons:** | For all Offered Certificates the coupon will increase after the optional clean-up call date, should the call not be exercised. The applicable fixed margin will increase by 2x on the Class A Certificates and by 1.5x on all other Certificates after the first Distribution Date on which the Optional Clean-up Call is exercisable. |
| **Group I Certificate Pass-Through Rate:** | The Class A-1 Certificate will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [] bps ([] bps after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group I Maximum Cap Rate and (iii) the Loan Group I Net WAC Pass-Through Rate. |
| **Group II Certificates Pass-Through Rate:** | The Class A-2a, A-2b and A-2c Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus [] bps ([] bps after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Loan Group II Maximum Cap Rate and (iii) the Loan Group II Net WAC Pass-Through Rate. |
| **Subordinate Pass-Through Rate:** | The Subordinate Certificates will accrue interest at a variable rate equal to the least of (i) one-month LIBOR plus the related margin (which related margin will increase after the first Distribution Date on which the Optional Clean-up Call is exercisable), (ii) the Maximum Cap Rate and (iii) the Net WAC Pass-Through Rate. |
| **Loan Group I Net WAC Pass-Through Rate:** | For any Distribution Date, a per annum rate equal to the weighted average of the interest rates for each Group I Mortgage Loan (in each case, less the applicable Expense Fee Rate) then in effect at the beginning of the related Due Period less the Swap Payment Rate, adjusted, in each case, to accrue on the basis of a 360-day year and the actual number of days in the related Interest Accrual Period. |

**Loan Group II Net WAC Pass-Through Rate:** For any Distribution Date, a per annum rate equal to the weighted average of the interest rates for each Group II Mortgage Loan (in each case, less the applicable Expense Fee Rate) then in effect at the beginning of the related Due Period less the Swap Payment Rate, adjusted, in each case, to accrue on the basis of a 360-day year and the actual number of days in the related Interest Accrual Period.

**Net WAC Pass-Through Rate** For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates) of the Loan Group I Net WAC Pass-Through Rate and the Loan Group II Net WAC Pass-Through Rate.

**Loan Group I Maximum Cap Rate:** For any Distribution Date, the weighted average of the maximum interest rates for each Group I Mortgage Loan (in each case, less the applicable Expense Fee Rate) then in effect at the beginning of the related Due Period plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Counterparty and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans, adjusted, in each case, to accrue on the basis of a 360-day year and the actual number of days in the related Interest Accrual Period.

**Loan Group II Maximum Cap Rate:** For any Distribution Date, the weighted average of the maximum interest rates for each Group II Mortgage Loan (in each case, less the applicable Expense Fee Rate) then in effect at the beginning of the related Due Period plus, an amount, expressed as a percentage, equal to a fraction, the numerator of which is equal to the Net Swap Payment made by the Swap Counterparty and the denominator of which is equal to the aggregate principal balance of the Mortgage Loans, adjusted, in each case, to accrue on the basis of a 360-day year and the actual number of days in the related Interest Accrual Period.

**Maximum Cap Rate:** For any Distribution Date, a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average (weighted on the basis of the results of subtracting from the aggregate principal balance of each loan group the current aggregate Certificate Principal Balance of the related Class A Certificates) of the Loan Group I Maximum Cap Rate and the Loan Group II Maximum Cap Rate.

**Expense Fee Rate:** The sum of the servicing fee rate and the trustee fee rate.

**Swap Payment Rate** For any Distribution Date, a fraction, the numerator of which is any Net Swap Payment or Swap Termination Payment (other than a Swap Termination Payment resulting from a Swap Provider Trigger Event) owed to the Swap Counterparty for such Distribution Date and the denominator of which is the Stated Principal Balance of the Mortgage Loans at the beginning of the related due period, multiplied by 12.

**Net WAC Rate Carry Forward Amount:** With respect to any Distribution Date and any class of Class A and Subordinate Certificates, the sum of (i) the excess, if any, of (x) the amount of interest such class of certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the related Loan Group I Net WAC Pass-Through Rate, the Loan Group II Net WAC Pass-Through Rate, or the Net WAC Pass-Through Rate, as applicable, over (y) the amount of interest such class of Certificates accrued for such Distribution Date at the related Loan Group I Net WAC Pass-Through Rate, the Loan Group II Net WAC Pass-Through Rate, or the Net WAC Pass-Through Rate, as applicable, and (ii) the undistributed portion of any related Net WAC Rate Carry Forward Amount from the prior Distribution Date together with interest accrued on such undistributed portion for the most recently ended Interest Accrual Period at the related Pass-Through Rate without giving effect to the related Net WAC Pass-Through Rate.

**Interest Distributions on Offered Certificates:**

On each Distribution Date and after payments of servicing and trustee fees and other expenses of the trust, including any Net Swap Payments and any Swap Termination Payment not triggered by a swap provider trigger event owed to the Swap Counterparty, interest distributions on the Offered Certificates will be made in the following amounts and in the following order of priority:

(i) From that portion of the Interest Remittance Amount attributable to the Group I Mortgage Loans:

a) first, to the Class A-1 Certificate, the Interest Distribution Amount and any Interest Carry Forward Amount for such class; and

b) second, concurrently, to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, any Interest Distribution Amount or Interest Carry Forward Amount for such classes remaining undistributed on that Distribution Date;

(ii) From that portion of the Interest Remittance Amount attributable to the Group II Mortgage Loans:

a) first, concurrently, to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, the Interest Distribution Amount and any Interest Carry Forward Amount for such classes; and

b) second, to the Class A-1 Certificate, any Interest Distribution Amount or Interest Carry Forward Amount for such class remaining undistributed on that Distribution Date;

(iii) From the Interest Remittance Amount remaining:

a) To the Class M-1 Certificates, its Interest Distribution Amount;
b) To the Class M-2 Certificates, its Interest Distribution Amount;
c) To the Class M-3 Certificates, its Interest Distribution Amount;
d) To the Class M-4 Certificates, its Interest Distribution Amount;
e) To the Class M-5 Certificates, its Interest Distribution Amount;
f) To the Class M-6 Certificates, its Interest Distribution Amount;
g) To the Class B-1 Certificates, its Interest Distribution Amount;
h) To the Class B-2 Certificates, its Interest Distribution Amount;
i) To the Class B-3 Certificates, its Interest Distribution Amount;
j) To the Class B-4 Certificates, its Interest Distribution Amount; and
k) To the Class B-5 Certificates, its Interest Distribution Amount.

**Principal Distributions on Offered Certificates:** On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the available distribution amount remaining after swap payments and interest distributions have been made will be distributed in respect of principal in the following amounts and order of priority:

(i) (a) to the Class A-1 Certificate, the Group I Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(b) from any remaining Group I Principal Distribution Amount, sequentially, to the Class A-2a, Class A-2b and Class A-2c Certificates (after the distribution of the Group II Principal Distribution Amount as provided in clause (ii) below), in that order, until their respective Certificate Principal Balances have been reduced to zero; provided, however, that with respect to distributions on any Distribution Date pursuant to this clause (b) on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero and the Overcollateralization Amount for such Distribution Date is equal to or less than zero, any remaining Group I Principal Distribution Amount for that Distribution Date to be distributed to the Group II Certificates will be distributed, concurrently, to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, based on their respective Certificate Principal Balances;

(ii) (a) sequentially, to the Class A-2a, Class A-2b and Class A-2c Certificates, in that order, the Group II Principal Distribution Amount, until their respective Certificate Principal Balances have been reduced to zero; provided, however, that with respect to distributions on any Distribution Date pursuant to this clause (ii) on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero and the Overcollateralization Amount for such Distribution Date is equal to or less than zero, the Group II Principal Distribution Amount for that Distribution Date to be distributed to the Group II Certificates will be distributed concurrently to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, based on their Certificate Principal Balances; and

(b) from any remaining Group II Principal Distribution Amount, to the Class A-1 Certificate (after the distribution of the Group I Principal Distribution Amount as provided in clause (i) above), until the Certificate Principal Balance thereof has been reduced to zero;

(iii) sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, the Principal Distribution Amount remaining until their respective Certificate Principal Balances have been reduced to zero; and

(iv) sequentially to the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, in that order, the Principal Distribution Amount remaining, until their respective Certificate Principal Balances have been reduced to zero.

**Principal Distributions on Offered Certificates *(cont):***

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the available distribution amount remaining after swap payments and interest distributions have been made will be distributed in respect of principal in the following amounts and order of priority:

(i) (a) to the Class A-1 Certificate, the lesser of (A) the Group I Senior Principal Distribution Amount and (B) the Group I Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(b) sequentially, to the Class A-2a, Class A-2b and Class A-2c Certificates (after the distribution of the Group II Principal Distribution Amount as provided in clause (ii) below), in that order, the lesser of (A) any remaining Group I Principal Distribution Amount and (B) the Group II Senior Principal Distribution Amount that remains undistributed, until the respective Certificate Principal Balances thereof have been reduced to zero; provided, however, that with respect to distributions on any Distribution Date pursuant to this clause (i) on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero and the Overcollateralization Amount for such Distribution Date is equal to or less than zero, any remaining Group I principal distribution amount for that Distribution Date to be distributed to the Group II Certificates will be distributed, concurrently, to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, based on their respective Certificate Principal Balances; and

(ii) (a) sequentially, to the Class A-2a, Class A-2b and Class A-2c Certificates, in that order, the lesser of (A) the Group II Senior Principal Distribution Amount and (B) the Group II Principal Distribution Amount, until their respective Certificate Principal Balances have been reduced to zero; provided, however, that with respect to distributions on any Distribution Date pursuant to this clause (ii)(a) on which the aggregate Certificate Principal Balance of the Subordinate Certificates has been reduced to zero and the Overcollateralization Amount for such Distribution Date is equal to or less than zero, the Group II principal distribution amount for that Distribution Date to be distributed to the Group II Certificates will be distributed, concurrently, to the Class A-2a, Class A-2b and Class A-2c Certificates, *pro rata*, based on their respective Certificate Principal Balances;

(b) the lesser of (A) any remaining Group II Principal Distribution Amount and (B) the Group I Senior Principal Distribution Amount that remains undistributed, to the Class A-1 Certificate, (after the distribution of the Group I Principal Distribution Amount, as provided in clause (i)(a) above), until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the Class M-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the Class M-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the Class M-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the Class M-4 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the Class M-5 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the Class M-6 Certificates, the lesser of the remaining Principal Distribution Amount and the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

**Principal Distributions on Offered Certificates (*cont*):**

(ix) to the Class B-1 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the Class B-2 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) to the Class B-3 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xii) to the Class B-4 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(xiii) to the Class B-5 Certificates, the lesser of the remaining Principal Distribution Amount and the Class B-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

**Allocation of Net Monthly Excess Cashflow:**

For any Distribution Date, the available distribution amount remaining after swap payments, interest distributions and principal distributions have been made will be distributed in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the related Interest Carry Forward Amount;
(ii) to the Class M-1 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(iii) to the Class M-2 Certificates, the related Interest Carry Forward Amount;
(iv) to the Class M-2 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(v) to the Class M-3 Certificates, the related Interest Carry Forward Amount;
(vi) to the Class M-3 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(vii) to the Class M-4 Certificates, the related Interest Carry Forward Amount;
(viii) to the Class M-4 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(ix) to the Class M-5 Certificates, the related Interest Carry Forward Amount;
(x) to the Class M-5 Certificates, related Allocated Realized Loss Reimbursement Amount;
(xi) to the Class M-6 Certificates, the related Interest Carry Forward Amount;
(xii) to the Class M-6 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(xiii) to the Class B-1 Certificates, the related Interest Carry Forward Amount;
(xiv) to the Class B-1 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(xv) to the Class B-2 Certificates, the related Interest Carry Forward Amount;
(xvi) to the Class B-2 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(xvii) to the Class B-3 Certificates, the related Interest Carry Forward Amount;
(xviii) to the Class B-3 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(xix) to the Class B-4 Certificates, the related Interest Carry Forward Amount;
(xx) to the Class B-4 Certificates, related Allocated Realized Loss Reimbursement Amount;
(xxi) to the Class B-5 Certificates, the related Interest Carry Forward Amount;
(xxii) to the Class B-5 Certificates, the related Allocated Realized Loss Reimbursement Amount;
(xxiii) to the net WAC Carry Forward reserve account for payment of the following amounts:*concurrently,* any Net WAC Rate Carry Forward Amount to the Group I Certificates, and any Net WAC Rate Carry Forward Amount to the Group II Certificates; and *sequentially,* to Classes M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2, B-3, B-4, and B-5 Certificates, in that order, any Net WAC Rate Carry Forward Amount for such classes;
(xxiv) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty, triggered by a Swap Counterparty trigger event pursuant to the swap agreement

**Swap Payment Priority:** Under the swap agreement, the trust will be obligated to pay an amount equal to [4.37%] per annum on the lesser of (i) the notional amount as set forth in the swap agreement and (ii) the aggregate outstanding Certificate Principal Balance of the Offered Certificates on the related Distribution Date and the trust will be entitled to receive from the Swap Counterparty an amount equal to one-month LIBOR on the lesser of (i) the notional amount as set forth in the swap agreement and (ii) the aggregate outstanding Certificate Principal Balance of the Offered Certificates on the related Distribution Date, until the swap agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party ("Net Swap Payment"). All net payments payable by the trust under the swap agreement including any swap termination payment payable by the trust will be deducted from the available distribution amount before distributions to certificateholders, except for certain swap termination payments resulting from an event of default by or certain termination events with respect to the Swap Counterparty as described in the prospectus supplement, and deposited by the trustee into the Swap Account. All payments received by the trustee form the Swap Counterparty will be deposited into the Swap Account. All amounts on deposit in the Swap Account on each Distribution Date will be distributed by the swap administrator on that Distribution Date after all other distributions have been made in the following amounts and order of priority:

(i) to the Swap Counterparty, any Net Swap Payment owed to the Swap Counterparty pursuant to the swap agreement for such Distribution Date;
(ii) to the Swap Counterparty, any Swap Termination Payment owed to the Swap Counterparty not due to a swap provider trigger event pursuant to the swap agreement and not previously paid by the trust;
(iii) pro rata, based on amounts due, to the Class A-1, A-2a, A-2b and A-2c Certificates, any Interest Distribution Amounts and Interest Carry Forward Amounts, to the extent not yet paid
(iv) sequentially to the Class M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2 B-3, B-4, and B-5 Certificates, in that order, the Interest Distribution Amount and Interest Carry Forward Amount for that class, to the extent not yet paid;
(v) to be paid as principal, in accordance with the principal distribution rules in effect for such Distribution Date, as needed to maintain the Overcollateralization Target Amount;
(vi) concurrently, to the Class A-1, A-2a, A-2b and A-2c Certificates, any Net WAC Rate Carry Forward Amount for such Class, up to their respective Swap Payment Allocation, to the extent not yet paid;
(vii) sequentially, to the Class M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2 B-3, B-4, and B-5 Certificates, any Net WAC Rate Carry Forward Amount for such Class up to the respective Swap Payment Allocation, to the extent not yet paid;
(viii) concurrently to Class A Certificates, Class M Certificates, and Class B Certificates, any unpaid Net WAC Rate Carry Forward Amount, pro rata based on such unpaid amounts;
(ix) sequentially to the Class M-1, M-2, M-3, M-4, M-5, M-6, B-1, B-2, B-3, B-4, and B-5 Certificates the Allocated Realized Loss Reimbursement Amount for such class, to the extent not yet paid; and
(x) to pay any swap termination payment to the Swap Counterparty, to the extent the termination is due to a default on the part of the Swap Counterparty.

**Swap Payment Allocation:** For a given Class of Certificates outstanding, a pro rata share of the amounts received by the trust from the Swap Counterparty (if any), based on the outstanding Certificate Principal Balance of that Class on the related Distribution Date.

**Interest Remittance Amount:** For any Distribution Date, the portion of available funds for such Distribution Date (net of payments due under the swap agreement including any swap termination payment payable by the trust, except for certain swap termination payments resulting from an event of default by or certain termination events with respect to the Swap Counterparty as described in the prospectus supplement) attributable to interest received or advanced on the Mortgage Loans.

**Interest Distribution Amount:** For any Distribution Date and each class of Certificates, equals the amount of interest accrued during the related interest accrual period at the related Pass-Through Rate, reduced by any prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act or similar state law allocated to such class.

**Interest Carry Forward Amount:** For any Distribution Date and each class of Certificates, will be the amount, if any, by which the Interest Distribution Amount for such class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such Certificates in respect of the Interest Distribution Amount on such immediately preceding distribution date, together with any Interest Carry Forward Amount with respect to such certificates remaining unpaid from the previous distribution date plus interest accrued thereon at the related Pass-Through Rate on such certificates for the most recently ended Interest Accrual Period.

**Principal Distribution Amount:** On any Distribution Date, the sum of (i) the Principal Remittance Amount for such Distribution Date, (ii) the amount of any Overcollateralization Increase Amount for such Distribution Date; minus (iii) the amount of any Overcollateralization Reduction Amount for such Distribution Date.

**Principal Remittance Amount:** On any Distribution Date, the portion of available funds for such Distribution Date (net of payments due under the Swap Agreement including any swap termination payment payable by the trust, except for certain swap termination payments resulting from an event of default by or certain termination events with respect to the Swap Counterparty as described in the prospectus supplement, in excess of the Interest Remittance Amount for such Distribution Date) attributable to principal received or advanced on the Mortgage Loans.

**Group I Principal Distribution Amount:** That portion of the Principal Distribution Amount attributable or allocated to the Group I Mortgage Loans.

**Group II Principal Distribution Amount:** That portion of the Principal Distribution Amount attributable or allocated to the Group II Mortgage Loans.

**Net Monthly Excess Cashflow:** For any Distribution Date is the amount of funds available for distribution on such Distribution Date less (a) the sum for such Distribution Date of the aggregate of the Interest Distribution Amounts payable to the holders of the offered certificates on that Distribution Date, the Principal Remittance Amount for that Distribution Date and any amounts payable to the Swap counterparty on that Distribution Date prior to distributions to certificateholders plus (b) any Overcollateralization Reduction Amount for that Distribution Date.

**Overcollateralization Increase Amount:** For any Distribution Date, the lesser of (a) the amount by which the Overcollateralization Target Amount for that Distribution Date exceeds the overcollateralization amount for that Distribution Date and (b) the Net Monthly Excess Cashflow for that Distribution Date.

**Overcollateralization Reduction Amount:** For any Distribution Date, means, the lesser of (i) the amount by which the overcollateralization amount for that Distribution Date exceeds the Overcollateralization Target Amount for that Distribution Date and (ii) the Principal Remittance Amount for that Distribution Date.

**Overcollateralization Target Amount:** For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.90% of the aggregate principal balance of the mortgage loans as of the cut-off date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) approximately 5.80% of the then current aggregate outstanding principal balance of the mortgage loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $5,140,449 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

**Group I Senior Principal Distribution Amount:** For any Distribution Date, an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Group I Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 53.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period over $1,500,751.

**Group II Senior Principal Distribution Amount:** For any Distribution Date, an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Group II Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 53.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period over $3,639,698.

**Class M-1 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-1 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (a) the product of (i) approximately 61.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class M-2 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-2 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (a) the product of (i) approximately 68.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class M-3 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-3 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (a) the product of (i) approximately 72.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class M-4 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-4 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date) and (v) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (a) the product of (i) approximately 76.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class M-5 Principal Distribution Amount:**

For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-5 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date) and (vi) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (a) the product of (i) approximately 79.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class M-6 Principal Distribution Amount:**

For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class M-6 Certificates immediately preceding such Distribution Date and (B) an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date) and (vii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class B-1 Principal Distribution Amount:**

For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class B-1 Certificates immediately preceding such Distribution Date and (B), an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date) and (viii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class B-2 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class B-2 Certificates immediately preceding such Distribution Date and (B, an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date) and (ix) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class B-3 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class B-3 Certificates immediately preceding such Distribution Date and (B, an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), (ix) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date) and (x) the Certificate Principal Balance of the Class B-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class B-4 Principal Distribution Amount:** For any Distribution Dateon or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class B-4 Certificates immediately preceding such Distribution Date and (B, an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), (ix) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date), (x) the Certificate Principal Balance of the Class B-3 Certificates (after taking into account the payment of the Class B-3 Principal Distribution Amount on such Distribution Date) and (xi) the Certificate Principal Balance of the Class B-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Class B-5 Principal Distribution Amount:** For any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (A) the Certificate Principal Balance of the Class B-5 Certificates immediately preceding such Distribution Date and (B, an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date), (vi) the Certificate Principal Balance of the Class M-5 Certificates (after taking into account the payment of the Class M-5 Principal Distribution Amount on such Distribution Date), (vii) the Certificate Principal Balance of the Class M-6 Certificates (after taking into account the payment of the Class M-6 Principal Distribution Amount on such Distribution Date), (viii) the Certificate Principal Balance of the Class B-1 Certificates (after taking into account the payment of the Class B-1 Principal Distribution Amount on such Distribution Date), (ix) the Certificate Principal Balance of the Class B-2 Certificates (after taking into account the payment of the Class B-2 Principal Distribution Amount on such Distribution Date), (x) the Certificate Principal Balance of the Class B-3 Certificates (after taking into account the payment of the Class B-3 Principal Distribution Amount on such Distribution Date), (xi) the Certificate Principal Balance of the Class B-4 Certificates (after taking into account the payment of the Class B-4 Principal Distribution Amount on such Distribution Date) and (xii) the Certificate Principal Balance of the Class B-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the excess, if any, of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over $5,140,449.

**Allocation of Losses:** Any realized losses on the Mortgage Loans on any Distribution Date will first be absorbed by Net Monthly Excess Cashflow and second by the Class C Certificates. If on any Distribution Date as a result of realized losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and the Subordinate Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, such excess, will be allocated in the following order: Class B-5, Class B-4, Class B-3, Class B-2, Class B-1, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates. There will be no allocation of realized losses on the Mortgage Loans to the Class A and the Class P Certificates. Investors in the Class A Certificates should note, however, that although realized losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once realized losses are allocated to the Subordinate Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any realized losses allocated to the Class M Certificates may be reimbursed to the holders of those certificates (the "Allocated Realized Loss Reimbursement Amount") from Net Monthly Excess Cashflow and amounts on deposit in the swap account, sequentially, as described in the prospectus..

**Prospectus:** The Class A-1, Class A-2a, Class A-2b, Class A-2c, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates are being offered pursuant to a prospectus supplemented by a prospectus supplement (together, the "Prospectus"). Complete information with respect to the Offered Certificates and the collateral securing them is contained in the Prospectus.

PLEASE SEE "RISK FACTORS" IN THE PROSPECTUS FOR A DESCRIPTION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE OFFERED CERTIFICATES.

# Weighted Average Life Sensitivity
# To CALL

| | PPC (%) | 50 | 60 | 75 | 100 | 125 | 150 | 175 |
|---|---|---|---|---|---|---|---|---|
| A-1 | WAL (yrs) | 4.79 | 4.01 | 3.19 | 2.30 | 1.63 | 1.16 | 0.96 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 8/25/2008 | 2/25/2008 |
| | Window | 1 - 178 | 1 - 150 | 1 - 120 | 1 - 88 | 1 - 68 | 1 - 35 | 1 - 29 |
| A-2a | WAL (yrs) | 2.03 | 1.69 | 1.35 | 1.00 | 0.79 | 0.64 | 0.54 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 3/25/2010 | 5/25/2009 | 8/25/2008 | 11/25/2007 | 5/25/2007 | 2/25/2007 | 11/25/2006 |
| | Window | 1 - 54 | 1 - 44 | 1 - 35 | 1 - 26 | 1 - 20 | 1 - 17 | 1 - 14 |
| A-2b | WAL (yrs) | 6.71 | 5.59 | 4.43 | 3.00 | 2.12 | 1.72 | 1.43 |
| | First Payment Date | 3/25/2010 | 5/25/2009 | 8/25/2008 | 11/25/2007 | 5/25/2007 | 2/25/2007 | 11/25/2006 |
| | Expected Final Maturity | 8/25/2015 | 1/25/2014 | 4/25/2012 | 7/25/2010 | 5/25/2008 | 11/25/2007 | 6/25/2007 |
| | Window | 54 - 119 | 44 - 100 | 35 - 79 | 26 - 58 | 20 - 32 | 17 - 26 | 14 - 21 |
| A-2c | WAL (yrs) | 13.33 | 11.20 | 8.93 | 6.54 | 4.34 | 2.49 | 2.05 |
| | First Payment Date | 8/25/2015 | 1/25/2014 | 4/25/2012 | 7/25/2010 | 5/25/2008 | 11/25/2007 | 6/25/2007 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 8/25/2008 | 2/25/2008 |
| | Window | 119 - 178 | 100 - 150 | 79 - 120 | 58 - 88 | 32 - 68 | 26 - 35 | 21 - 29 |
| M-1 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 5.09 | 5.00 | 4.40 | 3.50 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 5/25/2009 | 2/25/2010 | 8/25/2008 | 2/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 44 - 88 | 53 - 68 | 35 - 55 | 29 - 45 |
| M-2 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 5.01 | 4.59 | 4.58 | 3.74 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 3/25/2009 | 9/25/2009 | 4/25/2010 | 6/25/2009 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 42 - 88 | 48 - 68 | 55 - 55 | 45 - 45 |
| M-3 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.97 | 4.40 | 4.36 | 3.62 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 2/25/2009 | 6/25/2009 | 10/25/2009 | 2/25/2009 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 41 - 88 | 45 - 68 | 49 - 55 | 41 - 45 |
| M-4 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.95 | 4.30 | 4.11 | 3.41 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 1/25/2009 | 5/25/2009 | 7/25/2009 | 12/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 40 - 88 | 44 - 68 | 46 - 55 | 39 - 45 |
| M-5 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.93 | 4.23 | 3.95 | 3.28 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 12/25/2008 | 3/25/2009 | 5/25/2009 | 10/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 39 - 88 | 42 - 68 | 44 - 55 | 37 - 45 |
| M-6 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.92 | 4.18 | 3.84 | 3.17 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 12/25/2008 | 2/25/2009 | 3/25/2009 | 8/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 39 - 88 | 41 - 68 | 42 - 55 | 35 - 45 |
| B-1 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.91 | 4.13 | 3.75 | 3.10 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 1/25/2009 | 2/25/2009 | 7/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 38 - 88 | 40 - 68 | 41 - 55 | 34 - 45 |
| B-2 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.90 | 4.10 | 3.68 | 3.04 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 12/25/2008 | 1/25/2009 | 6/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 38 - 88 | 39 - 68 | 40 - 55 | 33 - 45 |
| B-3 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.90 | 4.08 | 3.62 | 3.00 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 12/25/2008 | 12/25/2008 | 5/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 38 - 88 | 39 - 68 | 39 - 55 | 32 - 45 |
| B-4 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.89 | 4.05 | 3.58 | 2.97 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 10/25/2008 | 11/25/2008 | 11/25/2008 | 5/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 37 - 88 | 38 - 68 | 38 - 55 | 32 - 45 |
| B-5 | WAL (yrs) | 9.81 | 8.21 | 6.53 | 4.88 | 4.04 | 3.55 | 2.92 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 10/25/2008 | 11/25/2008 | 10/25/2008 | 4/25/2008 |
| | Expected Final Maturity | 7/25/2020 | 3/25/2018 | 9/25/2015 | 1/25/2013 | 5/25/2011 | 4/25/2010 | 6/25/2009 |
| | Window | 57 - 178 | 47 - 150 | 37 - 120 | 37 - 88 | 38 - 68 | 37 - 55 | 31 - 45 |

# Weighted Average Life Sensitivity
# To MATURITY

| | PPC (%) | 50 | 60 | 75 | 100 | 125 | 150 | 175 |
|---|---|---|---|---|---|---|---|---|
| A-1 | WAL (yrs) | 5.09 | 4.29 | 3.44 | 2.49 | 1.79 | 1.16 | 0.96 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 8/25/2033 | 11/25/2030 | 10/25/2026 | 7/25/2021 | 8/25/2018 | 8/25/2008 | 2/25/2008 |
| | Window | 1 - 335 | 1 - 302 | 1 - 253 | 1 - 190 | 1 - 155 | 1 - 35 | 1 - 29 |
| A-2a | WAL (yrs) | 2.03 | 1.69 | 1.35 | 1.00 | 0.79 | 0.64 | 0.54 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 3/25/2010 | 5/25/2009 | 8/25/2008 | 11/25/2007 | 5/25/2007 | 2/25/2007 | 11/25/2006 |
| | Window | 1 - 54 | 1 - 44 | 1 - 35 | 1 - 26 | 1 - 20 | 1 - 17 | 1 - 14 |
| A-2b | WAL (yrs) | 6.71 | 5.59 | 4.43 | 3.00 | 2.12 | 1.72 | 1.43 |
| | First Payment Date | 3/25/2010 | 5/25/2009 | 8/25/2008 | 11/25/2007 | 5/25/2007 | 2/25/2007 | 11/25/2006 |
| | Expected Final Maturity | 8/25/2015 | 1/25/2014 | 4/25/2012 | 7/25/2010 | 5/25/2008 | 11/25/2007 | 6/25/2007 |
| | Window | 54 - 119 | 44 - 100 | 35 - 79 | 26 - 58 | 20 - 32 | 17 - 26 | 14 - 21 |
| A-2c | WAL (yrs) | 15.21 | 13.01 | 10.53 | 7.82 | 5.37 | 2.49 | 2.05 |
| | First Payment Date | 8/25/2015 | 1/25/2014 | 4/25/2012 | 7/25/2010 | 5/25/2008 | 11/25/2007 | 6/25/2007 |
| | Expected Final Maturity | 11/25/2033 | 12/25/2030 | 9/25/2026 | 5/25/2021 | 9/25/2018 | 8/25/2008 | 2/25/2008 |
| | Window | 119 - 338 | 100 - 303 | 79 - 252 | 58 - 188 | 32 - 156 | 26 - 35 | 21 - 29 |
| M-1 | WAL (yrs) | 10.61 | 8.98 | 7.21 | 5.63 | 5.43 | 6.91 | 5.51 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 5/25/2009 | 2/25/2010 | 8/25/2008 | 2/25/2008 |
| | Expected Final Maturity | 2/25/2031 | 12/25/2027 | 12/25/2023 | 12/25/2019 | 10/25/2016 | 2/25/2016 | 4/25/2014 |
| | Window | 57 - 305 | 47 - 267 | 37 - 219 | 44 - 171 | 53 - 133 | 35 - 125 | 29 - 103 |
| M-2 | WAL (yrs) | 10.59 | 8.96 | 7.19 | 5.54 | 5.01 | 5.30 | 4.43 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 3/25/2009 | 9/25/2009 | 4/25/2010 | 7/25/2009 |
| | Expected Final Maturity | 5/25/2030 | 3/25/2027 | 3/25/2023 | 5/25/2019 | 5/25/2016 | 4/25/2014 | 10/25/2012 |
| | Window | 57 - 296 | 47 - 258 | 37 - 210 | 42 - 164 | 48 - 128 | 55 - 103 | 46 - 85 |
| M-3 | WAL (yrs) | 10.57 | 8.93 | 7.17 | 5.49 | 4.80 | 4.68 | 3.89 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 2/25/2009 | 6/25/2009 | 10/25/2009 | 2/25/2009 |
| | Expected Final Maturity | 7/25/2029 | 4/25/2026 | 6/25/2022 | 10/25/2018 | 11/25/2015 | 11/25/2013 | 6/25/2012 |
| | Window | 57 - 286 | 47 - 247 | 37 - 201 | 41 - 157 | 45 - 122 | 49 - 98 | 41 - 81 |
| M-4 | WAL (yrs) | 10.54 | 8.91 | 7.15 | 5.45 | 4.69 | 4.42 | 3.67 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 1/25/2009 | 5/25/2009 | 7/25/2009 | 12/25/2008 |
| | Expected Final Maturity | 10/25/2028 | 8/25/2025 | 10/25/2021 | 4/25/2018 | 7/25/2015 | 8/25/2013 | 3/25/2012 |
| | Window | 57 - 277 | 47 - 239 | 37 - 193 | 40 - 151 | 44 - 118 | 46 - 95 | 39 - 78 |
| M-5 | WAL (yrs) | 10.51 | 8.88 | 7.12 | 5.41 | 4.61 | 4.25 | 3.53 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 12/25/2008 | 3/25/2009 | 5/25/2009 | 10/25/2008 |
| | Expected Final Maturity | 3/25/2028 | 1/25/2025 | 4/25/2021 | 11/25/2017 | 3/25/2015 | 4/25/2013 | 12/25/2011 |
| | Window | 57 - 270 | 47 - 232 | 37 - 187 | 39 - 146 | 42 - 114 | 44 - 91 | 37 - 75 |
| M-6 | WAL (yrs) | 10.47 | 8.84 | 7.11 | 5.38 | 4.54 | 4.12 | 3.41 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 12/25/2008 | 2/25/2009 | 3/25/2009 | 8/25/2008 |
| | Expected Final Maturity | 5/25/2027 | 4/25/2024 | 9/25/2020 | 5/25/2017 | 10/25/2014 | 1/25/2013 | 9/25/2011 |
| | Window | 57 - 260 | 47 - 223 | 37 - 180 | 39 - 140 | 41 - 109 | 42 - 88 | 35 - 72 |
| B-1 | WAL (yrs) | 10.42 | 8.79 | 7.09 | 5.33 | 4.47 | 4.01 | 3.32 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 1/25/2009 | 2/25/2009 | 7/25/2008 |
| | Expected Final Maturity | 8/25/2026 | 7/25/2023 | 8/25/2020 | 12/25/2016 | 6/25/2014 | 9/25/2012 | 6/25/2011 |
| | Window | 57 - 251 | 47 - 214 | 37 - 179 | 38 - 135 | 40 - 105 | 41 - 84 | 34 - 69 |
| B-2 | WAL (yrs) | 10.35 | 8.73 | 7.04 | 5.28 | 4.41 | 3.91 | 3.23 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 12/25/2008 | 1/25/2009 | 6/25/2008 |
| | Expected Final Maturity | 7/25/2025 | 7/25/2022 | 1/25/2020 | 4/25/2016 | 12/25/2013 | 4/25/2012 | 2/25/2011 |
| | Window | 57 - 238 | 47 - 202 | 37 - 172 | 38 - 127 | 39 - 99 | 40 - 79 | 33 - 65 |
| B-3 | WAL (yrs) | 10.26 | 8.65 | 6.97 | 5.23 | 4.34 | 3.83 | 3.17 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 11/25/2008 | 12/25/2008 | 12/25/2008 | 5/25/2008 |
| | Expected Final Maturity | 8/25/2024 | 9/25/2021 | 4/25/2019 | 9/25/2015 | 6/25/2013 | 12/25/2011 | 11/25/2010 |
| | Window | 57 - 227 | 47 - 192 | 37 - 163 | 38 - 120 | 39 - 93 | 39 - 75 | 32 - 62 |
| B-4 | WAL (yrs) | 10.14 | 8.59 | 6.88 | 5.15 | 4.26 | 3.74 | 3.10 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 10/25/2008 | 11/25/2008 | 11/25/2008 | 5/25/2008 |
| | Expected Final Maturity | 6/25/2023 | 8/25/2020 | 6/25/2018 | 1/25/2015 | 12/25/2012 | 7/25/2011 | 7/25/2010 |
| | Window | 57 - 213 | 47 - 179 | 37 - 153 | 37 - 112 | 38 - 87 | 38 - 70 | 32 - 58 |
| B-5 | WAL (yrs) | 9.95 | 8.48 | 6.75 | 5.04 | 4.17 | 3.65 | 3.01 |
| | First Payment Date | 6/25/2010 | 8/25/2009 | 10/25/2008 | 10/25/2008 | 11/25/2008 | 10/25/2008 | 4/25/2008 |
| | Expected Final Maturity | 3/25/2022 | 6/25/2020 | 7/25/2017 | 6/25/2014 | 6/25/2012 | 2/25/2011 | 3/25/2010 |
| | Window | 57 - 198 | 47 - 177 | 37 - 142 | 37 - 105 | 38 - 81 | 37 - 65 | 31 - 54 |

# CPR Sensitivity
# To CALL

| | CPR (%) | 20 | 25 | 30 |
|---|---|---|---|---|
| A-1 | WAL (yrs) | 3.17 | 2.45 | 1.89 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 1 - 120 | 1 - 94 | 1 - 77 |
| A-2a | WAL (yrs) | 1.31 | 1.03 | 0.84 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 8/25/2008 | 12/25/2007 | 7/25/2007 |
| | Window | 1 - 35 | 1 - 27 | 1 - 22 |
| A-2b | WAL (yrs) | 4.41 | 3.29 | 2.34 |
| | First Payment Date | 8/25/2008 | 12/25/2007 | 7/25/2007 |
| | Expected Final Maturity | 4/25/2012 | 11/25/2010 | 8/25/2008 |
| | Window | 35 - 79 | 27 - 62 | 22 - 35 |
| A-2c | WAL (yrs) | 8.94 | 7.00 | 5.54 |
| | First Payment Date | 4/25/2012 | 11/25/2010 | 8/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 79 - 120 | 62 - 94 | 35 - 77 |
| M-1 | WAL (yrs) | 6.53 | 5.30 | 4.92 |
| | First Payment Date | 10/25/2008 | 3/25/2009 | 10/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 42 - 94 | 49 - 77 |
| M-2 | WAL (yrs) | 6.53 | 5.26 | 4.71 |
| | First Payment Date | 10/25/2008 | 2/25/2009 | 6/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 41 - 94 | 45 - 77 |
| M-3 | WAL (yrs) | 6.53 | 5.23 | 4.60 |
| | First Payment Date | 10/25/2008 | 1/25/2009 | 4/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 40 - 94 | 43 - 77 |
| M-4 | WAL (yrs) | 6.53 | 5.22 | 4.54 |
| | First Payment Date | 10/25/2008 | 12/25/2008 | 3/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 39 - 94 | 42 - 77 |
| M-5 | WAL (yrs) | 6.53 | 5.21 | 4.50 |
| | First Payment Date | 10/25/2008 | 12/25/2008 | 2/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 39 - 94 | 41 - 77 |
| M-6 | WAL (yrs) | 6.53 | 5.20 | 4.47 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 1/25/2009 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 38 - 94 | 40 - 77 |
| B-1 | WAL (yrs) | 6.53 | 5.19 | 4.44 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 12/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 38 - 94 | 39 - 77 |
| B-2 | WAL (yrs) | 6.53 | 5.19 | 4.42 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 12/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 38 - 94 | 39 - 77 |
| B-3 | WAL (yrs) | 6.53 | 5.18 | 4.40 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 37 - 94 | 38 - 77 |
| B-4 | WAL (yrs) | 6.53 | 5.17 | 4.39 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 37 - 94 | 38 - 77 |
| B-5 | WAL (yrs) | 6.53 | 5.17 | 4.39 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 9/25/2015 | 7/25/2013 | 2/25/2012 |
| | Window | 37 - 120 | 37 - 94 | 38 - 77 |

## CPR Sensitivity
## To MATURITY

| | CPR (%) | 20 | 25 | 30 |
|---|---|---|---|---|
| A-1 | WAL (yrs) | 3.42 | 2.66 | 2.07 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 4/25/2027 | 1/25/2023 | 2/25/2020 |
| | Window | 1 - 259 | 1 - 208 | 1 - 173 |
| A-2a | WAL (yrs) | 1.31 | 1.03 | 0.84 |
| | First Payment Date | 10/25/2005 | 10/25/2005 | 10/25/2005 |
| | Expected Final Maturity | 8/25/2008 | 12/25/2007 | 7/25/2007 |
| | Window | 1 - 35 | 1 - 27 | 1 - 22 |
| A-2b | WAL (yrs) | 4.41 | 3.29 | 2.34 |
| | First Payment Date | 8/25/2008 | 12/25/2007 | 7/25/2007 |
| | Expected Final Maturity | 4/25/2012 | 11/25/2010 | 8/25/2008 |
| | Window | 35 - 79 | 27 - 62 | 22 - 35 |
| A-2c | WAL (yrs) | 10.61 | 8.38 | 6.66 |
| | First Payment Date | 4/25/2012 | 11/25/2010 | 8/25/2008 |
| | Expected Final Maturity | 4/25/2027 | 1/25/2023 | 3/25/2020 |
| | Window | 79 - 259 | 62 - 208 | 35 - 174 |
| M-1 | WAL (yrs) | 7.24 | 5.89 | 5.39 |
| | First Payment Date | 10/25/2008 | 3/25/2009 | 10/25/2009 |
| | Expected Final Maturity | 5/25/2024 | 8/25/2020 | 2/25/2018 |
| | Window | 37 - 224 | 42 - 179 | 49 - 149 |
| M-2 | WAL (yrs) | 7.22 | 5.83 | 5.17 |
| | First Payment Date | 10/25/2008 | 2/25/2009 | 6/25/2009 |
| | Expected Final Maturity | 9/25/2023 | 5/25/2020 | 8/25/2017 |
| | Window | 37 - 216 | 41 - 176 | 45 - 143 |
| M-3 | WAL (yrs) | 7.19 | 5.79 | 5.04 |
| | First Payment Date | 10/25/2008 | 1/25/2009 | 4/25/2009 |
| | Expected Final Maturity | 12/25/2022 | 9/25/2019 | 2/25/2017 |
| | Window | 37 - 207 | 40 - 168 | 43 - 137 |
| M-4 | WAL (yrs) | 7.17 | 5.76 | 4.97 |
| | First Payment Date | 10/25/2008 | 12/25/2008 | 3/25/2009 |
| | Expected Final Maturity | 4/25/2022 | 3/25/2019 | 9/25/2016 |
| | Window | 37 - 199 | 39 - 162 | 42 - 132 |
| M-5 | WAL (yrs) | 7.15 | 5.73 | 4.92 |
| | First Payment Date | 10/25/2008 | 12/25/2008 | 2/25/2009 |
| | Expected Final Maturity | 10/25/2021 | 10/25/2018 | 5/25/2016 |
| | Window | 37 - 193 | 39 - 157 | 41 - 128 |
| M-6 | WAL (yrs) | 7.12 | 5.69 | 4.86 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 1/25/2009 |
| | Expected Final Maturity | 2/25/2021 | 3/25/2018 | 12/25/2015 |
| | Window | 37 - 185 | 38 - 150 | 40 - 123 |
| B-1 | WAL (yrs) | 7.10 | 5.65 | 4.81 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 12/25/2008 |
| | Expected Final Maturity | 8/25/2020 | 9/25/2017 | 6/25/2015 |
| | Window | 37 - 179 | 38 - 144 | 39 - 117 |
| B-2 | WAL (yrs) | 7.04 | 5.61 | 4.75 |
| | First Payment Date | 10/25/2008 | 11/25/2008 | 12/25/2008 |
| | Expected Final Maturity | 1/25/2020 | 1/25/2017 | 12/25/2014 |
| | Window | 37 - 172 | 38 - 136 | 39 - 111 |
| B-3 | WAL (yrs) | 6.98 | 5.54 | 4.69 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 5/25/2019 | 6/25/2016 | 6/25/2014 |
| | Window | 37 - 164 | 37 - 129 | 38 - 105 |
| B-4 | WAL (yrs) | 6.89 | 5.46 | 4.61 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 6/25/2018 | 10/25/2015 | 11/25/2013 |
| | Window | 37 - 153 | 37 - 121 | 38 - 98 |
| B-5 | WAL (yrs) | 6.75 | 5.35 | 4.53 |
| | First Payment Date | 10/25/2008 | 10/25/2008 | 11/25/2008 |
| | Expected Final Maturity | 8/25/2017 | 1/25/2015 | 4/25/2013 |
| | Window | 37 - 143 | 37 - 112 | 38 - 91 |

## Effective Maximum Certificate Rate[1] Table for the Group I Class A Certificates, Group II Class A Certificates, and the Subordinate Certificates

| Period | Group I | Group II | Subordinate | Period | Group I | Group II | Subordinate | Period | Group I | Group II | Subordinate |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 22.55 | 22.54 | 22.55 | 35 | 11.30 | 11.14 | 11.18 | 69 | 11.24 | 11.18 | 11.19 |
| 2 | 21.50 | 21.49 | 21.49 | 36 | 12.62 | 12.40 | 12.47 | 70 | 11.61 | 11.54 | 11.56 |
| 3 | 21.34 | 21.33 | 21.33 | 37 | 12.70 | 12.47 | 12.54 | 71 | 11.23 | 11.17 | 11.19 |
| 4 | 21.02 | 21.01 | 21.02 | 38 | 12.36 | 12.14 | 12.20 | 72 | 11.23 | 11.20 | 11.21 |
| 5 | 20.79 | 20.78 | 20.78 | 39 | 12.65 | 12.43 | 12.49 | 73 | 11.60 | 11.57 | 11.58 |
| 6 | 20.83 | 20.83 | 20.83 | 40 | 12.31 | 12.09 | 12.16 | 74 | 11.22 | 11.19 | 11.20 |
| 7 | 20.30 | 20.29 | 20.29 | 41 | 12.30 | 12.08 | 12.14 | 75 | 11.59 | 11.56 | 11.57 |
| 8 | 20.16 | 20.16 | 20.16 | 42 | 14.11 | 13.82 | 13.90 | 76 | 11.21 | 11.18 | 11.19 |
| 9 | 19.84 | 19.84 | 19.84 | 43 | 12.99 | 12.72 | 12.80 | 77 | 11.21 | 11.18 | 11.19 |
| 10 | 19.71 | 19.71 | 19.71 | 44 | 13.31 | 13.03 | 13.11 | 78 | 11.97 | 11.96 | 11.97 |
| 11 | 19.39 | 19.39 | 19.39 | 45 | 12.94 | 12.67 | 12.75 | 79 | 11.20 | 11.19 | 11.19 |
| 12 | 19.17 | 19.17 | 19.17 | 46 | 13.26 | 12.99 | 13.07 | 80 | 11.57 | 11.56 | 11.56 |
| 13 | 19.05 | 19.05 | 19.05 | 47 | 12.90 | 12.63 | 12.71 | 81 | 11.19 | 11.18 | 11.18 |
| 14 | 18.72 | 18.72 | 18.72 | 48 | 13.27 | 12.98 | 13.07 | 82 | 11.56 | 11.55 | 11.55 |
| 15 | 18.60 | 18.60 | 18.60 | 49 | 13.61 | 13.31 | 13.40 | 83 | 11.18 | 11.17 | 11.18 |
| 16 | 18.26 | 18.27 | 18.27 | 50 | 13.23 | 12.94 | 13.02 | 84 | 11.18 | 11.18 | 11.18 |
| 17 | 18.04 | 18.04 | 18.04 | 51 | 13.56 | 13.26 | 13.35 | 85 | 11.55 | 11.55 | 11.55 |
| 18 | 18.19 | 18.19 | 18.19 | 52 | 13.18 | 12.89 | 12.98 | 86 | 11.17 | 11.17 | 11.17 |
| 19 | 17.61 | 17.61 | 17.61 | 53 | 13.17 | 12.87 | 12.96 | 87 | 11.54 | 11.54 | 11.54 |
| 20 | 17.51 | 17.51 | 17.51 | 54 | 14.33 | 13.99 | 14.09 | 88 | 11.16 | 11.16 | 11.16 |
| 21 | 17.18 | 17.18 | 17.18 | 55 | 13.15 | 12.85 | 12.94 | 89 | - | - | - |
| 22 | 17.09 | 17.10 | 17.10 | 56 | 11.65 | 11.33 | 11.42 | | | | |
| 23 | 16.78 | 16.78 | 16.78 | 57 | 11.27 | 10.96 | 11.05 | | | | |
| 24 | 18.63 | 18.51 | 18.55 | 58 | 11.64 | 11.33 | 11.42 | | | | |
| 25 | 11.46 | 11.34 | 11.37 | 59 | 11.26 | 10.96 | 11.05 | | | | |
| 26 | 11.13 | 11.02 | 11.05 | 60 | 11.27 | 11.16 | 11.20 | | | | |
| 27 | 11.33 | 11.22 | 11.25 | 61 | 11.64 | 11.53 | 11.56 | | | | |
| 28 | 11.00 | 10.89 | 10.92 | 62 | 11.27 | 11.16 | 11.19 | | | | |
| 29 | 10.95 | 10.84 | 10.87 | 63 | 11.64 | 11.52 | 11.56 | | | | |
| 30 | 12.20 | 12.04 | 12.09 | 64 | 11.26 | 11.15 | 11.18 | | | | |
| 31 | 11.53 | 11.38 | 11.43 | 65 | 11.25 | 11.15 | 11.18 | | | | |
| 32 | 11.76 | 11.61 | 11.65 | 66 | 12.45 | 12.39 | 12.41 | | | | |
| 33 | 11.40 | 11.26 | 11.30 | 67 | 11.25 | 11.18 | 11.20 | | | | |
| 34 | 11.63 | 11.48 | 11.52 | 68 | 11.62 | 11.55 | 11.57 | | | | |

1. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Clean-up Call at the pricing speed and all payments on the Interest Rate Swap are received as scheduled and applied.

## Interest Rate Swap Schedule

**Swap Rate [4.37%]**

| Period | Start Accrual | End Accrual | Swap Notional |
|---|---|---|---|
| 1 | 9/28/2005 | 10/25/2005 | 998,275,000.00 |
| 2 | 10/25/2005 | 11/25/2005 | 959,033,577.41 |
| 3 | 11/25/2005 | 12/25/2005 | 921,181,509.23 |
| 4 | 12/25/2005 | 1/25/2006 | 884,645,357.61 |
| 5 | 1/25/2006 | 2/25/2006 | 849,356,389.75 |
| 6 | 2/25/2006 | 3/25/2006 | 814,617,565.56 |
| 7 | 3/25/2006 | 4/25/2006 | 780,370,693.26 |
| 8 | 4/25/2006 | 5/25/2006 | 748,543,566.22 |
| 9 | 5/25/2006 | 6/25/2006 | 717,731,006.75 |
| 10 | 6/25/2006 | 7/25/2006 | 687,886,831.70 |
| 11 | 7/25/2006 | 8/25/2006 | 658,968,872.06 |
| 12 | 8/25/2006 | 9/25/2006 | 630,938,805.21 |
| 13 | 9/25/2006 | 10/25/2006 | 603,761,979.16 |
| 14 | 10/25/2006 | 11/25/2006 | 577,407,228.55 |
| 15 | 11/25/2006 | 12/25/2006 | 551,846,862.49 |
| 16 | 12/25/2006 | 1/25/2007 | 527,071,742.75 |
| 17 | 1/25/2007 | 2/25/2007 | 503,359,373.85 |
| 18 | 2/25/2007 | 3/25/2007 | 480,663,876.86 |
| 19 | 3/25/2007 | 4/25/2007 | 458,941,364.46 |
| 20 | 4/25/2007 | 5/25/2007 | 438,149,854.03 |
| 21 | 5/25/2007 | 6/25/2007 | 418,249,184.63 |
| 22 | 6/25/2007 | 7/25/2007 | 399,200,937.57 |
| 23 | 7/25/2007 | 8/25/2007 | 380,908,935.98 |
| 24 | 8/25/2007 | 9/25/2007 | 361,229,736.05 |
| 25 | 9/25/2007 | 10/25/2007 | 90,227,182.94 |
| 26 | 10/25/2007 | 11/25/2007 | 85,755,319.45 |
| 27 | 11/25/2007 | 12/25/2007 | 81,451,081.56 |
| 28 | 12/25/2007 | 1/25/2008 | 77,308,131.16 |
| 29 | 1/25/2008 | 2/25/2008 | 73,320,372.41 |
| 30 | 2/25/2008 | 3/25/2008 | 69,481,942.31 |
| 31 | 3/25/2008 | 4/25/2008 | 65,787,201.72 |
| 32 | 4/25/2008 | 5/25/2008 | 62,230,726.71 |
| 33 | 5/25/2008 | 6/25/2008 | 58,807,300.24 |
| 34 | 6/25/2008 | 7/25/2008 | 55,511,904.19 |
| 35 | 7/25/2008 | 8/25/2008 | 52,339,711.63 |
| 36 | 8/25/2008 | 9/25/2008 | 64,919,939.78 |
| 37 | 9/25/2008 | 10/25/2008 | 57,104,330.39 |
| 38 | 10/25/2008 | 11/25/2008 | 55,094,270.14 |
| 39 | 11/25/2008 | 12/25/2008 | 53,154,431.73 |
| 40 | 12/25/2008 | 1/25/2009 | 51,282,379.29 |
| 41 | 1/25/2009 | 2/25/2009 | 49,475,760.83 |
| 42 | 2/25/2009 | 3/25/2009 | 47,732,304.50 |
| 43 | 3/25/2009 | 4/25/2009 | 46,049,809.06 |
| 44 | 4/25/2009 | 5/25/2009 | 44,426,167.70 |
| 45 | 5/25/2009 | 6/25/2009 | 42,859,336.22 |
| 46 | 6/25/2009 | 7/25/2009 | 41,347,340.94 |
| 47 | 7/25/2009 | 8/25/2009 | 39,888,276.27 |
| 48 | 8/25/2009 | 9/25/2009 | 38,480,302.29 |
| 49 | 9/25/2009 | 10/25/2009 | 37,121,642.72 |
| 50 | 10/25/2009 | 11/25/2009 | 35,810,582.56 |
| 51 | 11/25/2009 | 12/25/2009 | 34,545,466.03 |
| 52 | 12/25/2009 | 1/25/2010 | 33,324,694.54 |
| 53 | 1/25/2010 | 2/25/2010 | 32,146,724.74 |
| 54 | 2/25/2010 | 3/25/2010 | 31,010,066.62 |
| 55 | 3/25/2010 | 4/25/2010 | 29,913,281.67 |

## Statistical Calculation Pool - Collateral Summary

| Characteristics | Total Collateral Summary | Group I Summary | Group II Summary |
|---|---|---|---|
| Current Balance: | 1,111,224,944.28 | 300,150,216.18 | 811,074,728.10 |
| Number of Loans: | 5,689 | 2,066 | 3,623 |
| Average Current Balance: | 195,328.69 | 145,280.84 | 223,868.27 |
| Interest Only Loans: | 21.27 | 21.47 | 21.20 |
| Fixed Rate Loans: | 17.86 | 17.78 | 17.89 |
| Adjustable Rate Loans: | 82.14 | 82.22 | 82.11 |
| W.A. Coupon: | 7.143 | 7.150 | 7.140 |
| W.A. Margin[1]: | 6.365 | 6.364 | 6.365 |
| W.A. Maximum Rate[1]: | 13.296 | 13.339 | 13.280 |
| W.A. Initial Rate Adjustment Cap[1]: | 3.010 | 2.961 | 3.029 |
| W.A. Periodic Rate Adjustment Cap[1]: | 1.004 | 1.004 | 1.005 |
| W.A. Original LTV[2]: | 82.62 | 81.82 | 82.91 |
| W.A. Original Term: | 340 | 342 | 339 |
| W.A. Remaining Term: | 339 | 341 | 338 |
| Non-Zero W.A. FICO: | 646 | 637 | 649 |
| Owner Occupied: | 94.95 | 91.30 | 96.30 |
| Prepayment Penalty Percentage: | 65.16 | 64.67 | 65.35 |
| First Lien Percentage: | 89.42 | 90.88 | 88.89 |
| Second Lien Percentage: | 10.58 | 9.12 | 11.11 |
| Top 4 States: | CA(48.63%) | CA(40.75%) | CA(51.55%) |
| | NY(6.33%) | MD(6.03%) | NY(6.76%) |
| | FL(5.75%) | FL(6.00%) | FL(5.66%) |
| | MD(4.76%) | VA(5.20%) | MD(4.29%) |

**(1) Includes adjustable-rate Mortgage Loans only.**
**(2) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.**

# Statistical Calculation Pool - (All Collateral)

## Distribution by Product Type

| Product Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed - 10 Year | 11 | 648,556.46 | 0.06 | 6.843 | 118 | 71.70 | 668 |
| Fixed - 15 Year | 66 | 5,897,932.03 | 0.53 | 7.564 | 178 | 77.22 | 641 |
| Fixed - 20 Year | 34 | 2,572,006.59 | 0.23 | 8.301 | 238 | 86.19 | 649 |
| Fixed - 25 Year | 4 | 564,969.51 | 0.05 | 7.971 | 299 | 84.87 | 660 |
| Fixed - 30 Year | 326 | 60,102,702.21 | 5.41 | 6.964 | 359 | 76.86 | 645 |
| Fixed 30 Year Amortization 15 Year Balloon | 1,788 | 115,371,640.73 | 10.38 | 9.985 | 179 | 99.45 | 665 |
| Fixed 40 Year Amortization 30 Year Balloon | 50 | 13,277,870.95 | 1.19 | 6.755 | 359 | 81.36 | 642 |
| ARM - 6 Month | 9 | 2,718,873.48 | 0.24 | 6.963 | 359 | 81.06 | 615 |
| ARM - 2 Year/6 Month | 1,481 | 322,060,351.05 | 28.98 | 7.136 | 359 | 81.00 | 631 |
| ARM - 3 Year/6 Month | 70 | 15,047,542.25 | 1.35 | 6.801 | 359 | 80.19 | 635 |
| ARM - 5 Year/6 Month | 36 | 9,287,677.38 | 0.84 | 6.210 | 359 | 78.81 | 661 |
| Interest Only ARM - 2 Year/6 Month | 644 | 201,404,480.88 | 18.12 | 6.375 | 359 | 81.46 | 674 |
| Interest Only ARM - 3 Year/6 Month | 35 | 9,074,544.89 | 0.82 | 6.228 | 359 | 81.44 | 677 |
| Interest Only ARM - 5 Year/6 Month | 74 | 25,863,121.00 | 2.33 | 6.028 | 359 | 80.64 | 684 |
| ARM - 2 Year/6 Month 40 Year Amortization 30 Year Balloon | 1,000 | 309,872,127.84 | 27.89 | 6.826 | 359 | 80.57 | 631 |
| ARM - 3 Year/6 Month 40 Year Amortization 30 Year Balloon | 34 | 9,466,356.54 | 0.85 | 6.678 | 359 | 80.66 | 635 |
| ARM - 5 Year/6 Month 40 Year Amortization 30 Year Balloon | 27 | 7,994,190.49 | 0.72 | 6.299 | 359 | 82.23 | 664 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

## Distribution by Gross Interest Rate

| Range of Gross Interest Rate | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 460,000.00 | 0.04 | 4.390 | 358 | 86.79 | 689 |
| 4.500 - 4.999 | 9 | 3,303,512.05 | 0.30 | 4.933 | 359 | 80.41 | 677 |
| 5.000 - 5.499 | 60 | 20,130,780.16 | 1.81 | 5.304 | 357 | 78.03 | 683 |
| 5.500 - 5.999 | 519 | 160,545,989.17 | 14.45 | 5.813 | 357 | 78.96 | 668 |
| 6.000 - 6.499 | 648 | 184,517,702.01 | 16.60 | 6.266 | 357 | 79.71 | 654 |
| 6.500 - 6.999 | 1,140 | 300,810,594.02 | 27.07 | 6.758 | 358 | 80.72 | 647 |
| 7.000 - 7.499 | 508 | 125,441,387.97 | 11.29 | 7.246 | 358 | 81.24 | 637 |
| 7.500 - 7.999 | 563 | 125,697,587.17 | 11.31 | 7.746 | 356 | 82.05 | 626 |
| 8.000 - 8.499 | 285 | 41,053,240.62 | 3.69 | 8.244 | 321 | 86.70 | 610 |
| 8.500 - 8.999 | 330 | 38,903,499.22 | 3.50 | 8.765 | 298 | 89.88 | 611 |
| 9.000 - 9.499 | 134 | 14,488,464.35 | 1.30 | 9.228 | 294 | 88.21 | 606 |
| 9.500 - 9.999 | 640 | 43,046,511.23 | 3.87 | 9.803 | 200 | 97.64 | 657 |
| 10.000 - 10.499 | 174 | 10,592,661.02 | 0.95 | 10.235 | 184 | 99.02 | 645 |
| 10.500 - 10.999 | 452 | 31,104,309.86 | 2.80 | 10.755 | 180 | 99.11 | 643 |
| 11.000 - 11.499 | 97 | 4,498,304.26 | 0.40 | 11.225 | 182 | 99.32 | 630 |
| 11.500 - 11.999 | 93 | 4,789,076.03 | 0.43 | 11.648 | 188 | 97.26 | 628 |
| 12.000 - 12.499 | 10 | 314,276.33 | 0.03 | 12.137 | 183 | 90.69 | 632 |
| 12.500 - 12.999 | 26 | 1,527,048.81 | 0.14 | 12.576 | 180 | 99.39 | 616 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 4.390
Maximum: 12.875
Weighted Average: 7.143

# Statistical Calculation Pool - (All Collateral)

## Distribution by Original Principal Balances ($)

| Range of Original Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 190 | 3,737,163.05 | 0.34 | 10.231 | 180 | 98.54 | 640 |
| 25,001 - 50,000 | 638 | 24,383,012.45 | 2.19 | 9.950 | 198 | 96.58 | 650 |
| 50,001 - 75,000 | 651 | 40,543,905.17 | 3.65 | 9.444 | 221 | 93.79 | 651 |
| 75,001 - 100,000 | 542 | 47,459,383.84 | 4.27 | 8.885 | 251 | 91.07 | 648 |
| 100,001 - 125,000 | 448 | 50,558,226.43 | 4.55 | 8.140 | 291 | 86.50 | 639 |
| 125,001 - 150,000 | 351 | 48,156,169.42 | 4.33 | 7.501 | 323 | 82.70 | 639 |
| 150,001 - 175,000 | 286 | 46,252,365.88 | 4.16 | 7.273 | 341 | 81.37 | 637 |
| 175,001 - 200,000 | 321 | 60,374,565.41 | 5.43 | 7.116 | 347 | 80.40 | 635 |
| 200,001 - 225,000 | 279 | 59,581,127.23 | 5.36 | 6.911 | 357 | 80.45 | 641 |
| 225,001 - 250,000 | 273 | 64,894,944.40 | 5.84 | 6.845 | 359 | 79.79 | 642 |
| 250,001 - 275,000 | 210 | 55,040,136.46 | 4.95 | 6.800 | 358 | 79.80 | 630 |
| 275,001 - 300,000 | 229 | 65,572,802.49 | 5.90 | 6.751 | 358 | 81.35 | 641 |
| 300,001 - 325,000 | 195 | 61,070,416.00 | 5.50 | 6.718 | 359 | 80.59 | 647 |
| 325,001 - 350,000 | 169 | 57,056,916.95 | 5.13 | 6.693 | 358 | 80.44 | 646 |
| 350,001 - 375,000 | 143 | 51,970,727.98 | 4.68 | 6.666 | 359 | 80.80 | 648 |
| 375,001 - 400,000 | 146 | 56,864,015.49 | 5.12 | 6.575 | 359 | 81.93 | 658 |
| 400,001 - 425,000 | 100 | 41,334,968.83 | 3.72 | 6.635 | 355 | 81.49 | 647 |
| 425,001 - 450,000 | 97 | 42,466,638.19 | 3.82 | 6.801 | 359 | 81.95 | 640 |
| 450,001 - 475,000 | 78 | 36,159,616.47 | 3.25 | 6.828 | 359 | 82.01 | 653 |
| 475,001 - 500,000 | 86 | 41,955,827.57 | 3.78 | 6.586 | 359 | 80.33 | 663 |
| 500,001 - 750,000 | 231 | 134,722,348.48 | 12.12 | 6.705 | 359 | 81.84 | 652 |
| 750,001 - 1,000,000 | 26 | 21,069,666.09 | 1.90 | 6.556 | 359 | 81.09 | 653 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 11,000
Maximum: 960,000
Average: 195,451

# Statistical Calculation Pool - (All Collateral)

## Distribution by Cut-off Date Principal Balances ($)

| Range of Cut-off Date Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 190 | 3,737,163.05 | 0.34 | 10.231 | 180 | 98.54 | 640 |
| 25,001 - 50,000 | 638 | 24,383,012.45 | 2.19 | 9.950 | 198 | 96.58 | 650 |
| 50,001 - 75,000 | 651 | 40,543,905.17 | 3.65 | 9.444 | 221 | 93.79 | 651 |
| 75,001 - 100,000 | 542 | 47,459,383.84 | 4.27 | 8.885 | 251 | 91.07 | 648 |
| 100,001 - 125,000 | 449 | 50,683,152.38 | 4.56 | 8.140 | 291 | 86.51 | 639 |
| 125,001 - 150,000 | 350 | 48,031,243.47 | 4.32 | 7.500 | 323 | 82.69 | 639 |
| 150,001 - 175,000 | 287 | 46,427,248.26 | 4.18 | 7.270 | 341 | 81.36 | 638 |
| 175,001 - 200,000 | 320 | 60,199,683.03 | 5.42 | 7.117 | 347 | 80.40 | 635 |
| 200,001 - 225,000 | 280 | 59,806,035.68 | 5.38 | 6.909 | 357 | 80.45 | 641 |
| 225,001 - 250,000 | 272 | 64,670,035.95 | 5.82 | 6.847 | 359 | 79.79 | 642 |
| 250,001 - 275,000 | 210 | 55,040,136.46 | 4.95 | 6.800 | 358 | 79.80 | 630 |
| 275,001 - 300,000 | 230 | 65,872,755.94 | 5.93 | 6.752 | 358 | 81.42 | 641 |
| 300,001 - 325,000 | 194 | 60,770,462.55 | 5.47 | 6.717 | 359 | 80.51 | 647 |
| 325,001 - 350,000 | 170 | 57,406,662.23 | 5.17 | 6.686 | 358 | 80.53 | 646 |
| 350,001 - 375,000 | 142 | 51,620,982.70 | 4.65 | 6.673 | 359 | 80.71 | 647 |
| 375,001 - 400,000 | 146 | 56,864,015.49 | 5.12 | 6.575 | 359 | 81.93 | 658 |
| 400,001 - 425,000 | 100 | 41,334,968.83 | 3.72 | 6.635 | 355 | 81.49 | 647 |
| 425,001 - 450,000 | 97 | 42,466,638.19 | 3.82 | 6.801 | 359 | 81.95 | 640 |
| 450,001 - 475,000 | 79 | 36,634,496.97 | 3.30 | 6.843 | 359 | 82.11 | 652 |
| 475,001 - 500,000 | 85 | 41,480,947.07 | 3.73 | 6.570 | 359 | 80.22 | 664 |
| 500,001 - 750,000 | 231 | 134,722,348.48 | 12.12 | 6.705 | 359 | 81.84 | 652 |
| 750,001 - 1,000,000 | 26 | 21,069,666.09 | 1.90 | 6.556 | 359 | 81.09 | 653 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 10,997
Maximum: 960,000
Average: 195,329

## Distribution by Stated Original Term (months)

| Stated Original Term (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 120 | 11 | 648,556.46 | 0.06 | 6.843 | 118 | 71.70 | 668 |
| 180 | 1,854 | 121,269,572.76 | 10.91 | 9.867 | 179 | 98.37 | 663 |
| 240 | 34 | 2,572,006.59 | 0.23 | 8.301 | 238 | 86.19 | 649 |
| 300 | 4 | 564,969.51 | 0.05 | 7.971 | 299 | 84.87 | 660 |
| 360 | 3,786 | 986,169,838.96 | 88.75 | 6.805 | 359 | 80.68 | 643 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 120
Maximum: 360
Weighted Average: 340

# Statistical Calculation Pool - (All Collateral)

## Distribution by Stated Remaining Terms (months)

| Range of Stated Remaining Terms (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 109 - 120 | 11 | 648,556.46 | 0.06 | 6.843 | 118 | 71.70 | 668 |
| 169 - 180 | 1,854 | 121,269,572.76 | 10.91 | 9.867 | 179 | 98.37 | 663 |
| 229 - 240 | 34 | 2,572,006.59 | 0.23 | 8.301 | 238 | 86.19 | 649 |
| 289 - 300 | 4 | 564,969.51 | 0.05 | 7.971 | 299 | 84.87 | 660 |
| 349 - 360 | 3,786 | 986,169,838.96 | 88.75 | 6.805 | 359 | 80.68 | 643 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 117
Maximum: 360
Weighted Average: 339

## Distribution by Combined Original LTV Ratios (%)

| Range of Combined Original LTV Ratios (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| <= 10.00 | 2 | 65,698.39 | 0.01 | 9.188 | 200 | 8.87 | 724 |
| 10.01 - 15.00 | 1 | 49,972.63 | 0.00 | 8.990 | 359 | 11.90 | 500 |
| 15.01 - 20.00 | 3 | 169,638.03 | 0.02 | 8.733 | 316 | 17.04 | 534 |
| 20.01 - 25.00 | 3 | 313,555.91 | 0.03 | 7.080 | 311 | 21.58 | 609 |
| 25.01 - 30.00 | 10 | 1,156,135.60 | 0.10 | 6.830 | 337 | 28.05 | 609 |
| 30.01 - 35.00 | 10 | 1,424,220.16 | 0.13 | 6.588 | 331 | 32.19 | 613 |
| 35.01 - 40.00 | 12 | 1,702,822.24 | 0.15 | 6.814 | 359 | 38.53 | 593 |
| 40.01 - 45.00 | 8 | 1,120,984.48 | 0.10 | 6.785 | 350 | 42.14 | 618 |
| 45.01 - 50.00 | 23 | 3,257,303.39 | 0.29 | 6.850 | 358 | 47.86 | 623 |
| 50.01 - 55.00 | 37 | 7,781,109.89 | 0.70 | 6.940 | 353 | 53.12 | 609 |
| 55.01 - 60.00 | 53 | 11,573,910.87 | 1.04 | 6.640 | 356 | 57.87 | 616 |
| 60.01 - 65.00 | 74 | 16,231,013.64 | 1.46 | 6.871 | 353 | 63.01 | 612 |
| 65.01 - 70.00 | 133 | 30,506,751.30 | 2.75 | 6.821 | 356 | 68.48 | 608 |
| 70.01 - 75.00 | 208 | 56,056,534.48 | 5.04 | 6.921 | 356 | 73.98 | 611 |
| 75.01 - 80.00 | 2,235 | 592,894,910.97 | 53.36 | 6.627 | 358 | 79.85 | 658 |
| 80.01 - 85.00 | 295 | 75,844,999.48 | 6.83 | 7.055 | 357 | 84.22 | 610 |
| 85.01 - 90.00 | 510 | 126,927,831.89 | 11.42 | 7.135 | 354 | 89.57 | 635 |
| 90.01 - 95.00 | 383 | 73,123,501.66 | 6.58 | 7.726 | 342 | 94.54 | 635 |
| 95.01 - 100.00 | 1,689 | 111,024,049.27 | 9.99 | 9.913 | 184 | 99.92 | 665 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Minimum: 7.50
Maximum: 100.00
Weighted Average: 82.62

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

## Statistical Calculation Pool - (All Collateral)

### Distribution by Gross Margins (%)

| Range of GROSS MARGINS (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| <= 3.500 | 1 | 460,000.00 | 0.04 | 4.390 | 358 | 86.79 | 689 |
| 3.501 - 4.000 | 3 | 865,550.54 | 0.08 | 6.995 | 359 | 80.49 | 716 |
| 4.001 - 4.500 | 111 | 22,906,426.90 | 2.06 | 6.864 | 359 | 82.31 | 637 |
| 4.501 - 5.000 | 43 | 12,627,009.51 | 1.14 | 5.577 | 359 | 79.52 | 687 |
| 5.001 - 5.500 | 385 | 116,056,250.37 | 10.44 | 6.216 | 359 | 78.67 | 657 |
| 5.501 - 6.000 | 580 | 168,349,724.25 | 15.15 | 6.351 | 359 | 79.36 | 649 |
| 6.001 - 6.500 | 848 | 233,346,626.32 | 21.00 | 6.660 | 359 | 80.37 | 646 |
| 6.501 - 7.000 | 710 | 190,809,629.74 | 17.17 | 6.993 | 359 | 81.61 | 643 |
| 7.001 - 7.500 | 379 | 92,054,703.29 | 8.28 | 7.492 | 359 | 83.12 | 626 |
| 7.501 - 8.000 | 317 | 68,711,485.96 | 6.18 | 7.869 | 359 | 84.87 | 620 |
| 8.001 - 8.500 | 19 | 3,351,476.18 | 0.30 | 8.485 | 359 | 85.77 | 599 |
| 8.501 - 9.000 | 11 | 2,521,078.72 | 0.23 | 8.843 | 358 | 83.55 | 571 |
| 9.001 - 9.500 | 2 | 495,514.15 | 0.04 | 8.348 | 358 | 86.53 | 585 |
| 9.501 - 10.000 | 1 | 233,789.87 | 0.02 | 9.950 | 358 | 90.00 | 515 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 3.390
Maximum: 10.000
Non-Zero Weighted Average: 6.365

### Distribution by Minimum Mortgage Rates (%)

| Range of MINIMUM MORTGAGE RATES (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| <=5.000 | 10 | 3,335,725.55 | 0.30 | 4.955 | 359 | 81.34 | 675 |
| 5.001 - 5.500 | 100 | 33,755,700.26 | 3.04 | 5.384 | 359 | 78.69 | 682 |
| 5.501 - 6.000 | 476 | 149,294,282.02 | 13.44 | 5.863 | 359 | 79.54 | 666 |
| 6.001 - 6.500 | 703 | 199,919,905.33 | 17.99 | 6.331 | 359 | 80.02 | 653 |
| 6.501 - 7.000 | 880 | 237,743,569.90 | 21.39 | 6.812 | 359 | 81.26 | 646 |
| 7.001 - 7.500 | 498 | 125,407,523.01 | 11.29 | 7.293 | 359 | 81.43 | 636 |
| 7.501 - 8.000 | 414 | 99,792,034.87 | 8.98 | 7.788 | 359 | 82.33 | 625 |
| 8.001 - 8.500 | 141 | 30,275,078.85 | 2.72 | 8.285 | 359 | 82.71 | 577 |
| 8.501 - 9.000 | 113 | 21,122,278.40 | 1.90 | 8.801 | 359 | 85.47 | 570 |
| 9.001 - 9.500 | 48 | 8,433,064.12 | 0.76 | 9.293 | 359 | 82.91 | 568 |
| 9.501 - 10.000 | 22 | 3,317,480.04 | 0.30 | 9.807 | 358 | 84.27 | 539 |
| 10.001 -10.500 | 1 | 49,978.47 | 0.00 | 10.125 | 359 | 92.59 | 546 |
| 10.501 - 11.000 | 1 | 45,882.15 | 0.00 | 10.600 | 359 | 85.00 | 532 |
| 11.001 - 11.500 | 1 | 47,371.23 | 0.00 | 11.025 | 358 | 95.00 | 558 |
| 11.501 - 12.000 | 2 | 249,391.60 | 0.02 | 11.218 | 359 | 67.03 | 507 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 2.750
Maximum: 12.000
Non-Zero Weighted Average: 6.792

# Statistical Calculation Pool - (All Collateral)

## Distribution by Maximum Mortgage Rates (%)

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| <= 11.000 | 2 | 730,198.38 | 0.07 | 4.431 | 358 | 84.28 | 651 |
| 11.001 - 11.500 | 8 | 2,738,319.32 | 0.25 | 5.263 | 359 | 80.49 | 683 |
| 11.501 - 12.000 | 100 | 33,755,700.26 | 3.04 | 5.384 | 359 | 78.69 | 682 |
| 12.001 - 12.500 | 473 | 148,517,003.67 | 13.37 | 5.856 | 359 | 79.53 | 666 |
| 12.501 - 13.000 | 702 | 199,944,841.90 | 17.99 | 6.330 | 359 | 80.02 | 653 |
| 13.001 - 13.500 | 878 | 236,892,166.29 | 21.32 | 6.809 | 359 | 81.26 | 646 |
| 13.501 - 14.000 | 497 | 125,742,293.59 | 11.32 | 7.291 | 359 | 81.46 | 636 |
| 14.001 - 14.500 | 418 | 100,401,025.21 | 9.04 | 7.786 | 359 | 82.34 | 625 |
| 14.501 - 15.000 | 138 | 29,745,872.07 | 2.68 | 8.281 | 359 | 82.68 | 576 |
| 15.001 - 15.500 | 115 | 21,732,737.70 | 1.96 | 8.776 | 359 | 85.07 | 571 |
| 15.501 - 16.000 | 50 | 8,284,656.28 | 0.75 | 9.249 | 359 | 83.65 | 567 |
| 16.001 - 16.500 | 22 | 3,572,809.32 | 0.32 | 9.754 | 358 | 84.08 | 541 |
| 16.501 - 17.000 | 3 | 388,473.18 | 0.03 | 9.795 | 358 | 70.68 | 576 |
| 17.001 - 17.500 | 2 | 95,860.62 | 0.01 | 10.352 | 359 | 88.96 | 539 |
| 17.501 - 18.000 | 1 | 47,371.23 | 0.00 | 11.025 | 358 | 95.00 | 558 |
| 18.001 - 18.500 | 1 | 199,936.78 | 0.02 | 11.550 | 359 | 61.35 | 501 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 10.890
Maximum: 18.050
Non-Zero Weighted Average: 13.296

## Distribution by Initial Periodic Cap (%)

| Initial Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| 1.000 | 30 | 5,927,979.94 | 0.53 | 7.151 | 359 | 81.13 | 611 |
| 1.405 | 1 | 139,870.33 | 0.01 | 6.375 | 359 | 80.00 | 631 |
| 1.500 | 101 | 22,404,006.54 | 2.02 | 7.006 | 358 | 81.09 | 632 |
| 1.525 | 1 | 140,556.40 | 0.01 | 7.725 | 359 | 95.00 | 620 |
| 2.000 | 1 | 131,298.26 | 0.01 | 7.350 | 358 | 67.44 | 676 |
| 3.000 | 3,198 | 857,104,961.46 | 77.13 | 6.809 | 359 | 80.91 | 643 |
| 3.090 | 1 | 144,941.33 | 0.01 | 6.785 | 359 | 69.71 | 575 |
| 5.000 | 73 | 25,483,107.20 | 2.29 | 6.021 | 359 | 80.66 | 684 |
| 6.500 | 4 | 1,312,544.34 | 0.12 | 7.214 | 359 | 86.55 | 651 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 1.000
Maximum: 6.500
Non-Zero Weighted Average: 3.010

# Statistical Calculation Pool - (All Collateral)

## Distribution by Subsequent Periodic Cap (%)

| Subsequent Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| 1.000 | 3,389 | 908,485,404.24 | 81.76 | 6.790 | 359 | 80.95 | 643 |
| 1.500 | 1 | 528,285.67 | 0.05 | 6.500 | 358 | 75.00 | 649 |
| 2.000 | 20 | 3,775,575.89 | 0.34 | 7.979 | 358 | 74.31 | 603 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 1.000
Maximum: 2.000
Non-Zero Weighted Average: 1.004

## Distribution by Next Rate Adjustment Dates

| Next Rate Adjustment Dates | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 2,279 | 198,435,678.48 | 17.86 | 8.744 | 246 | 90.43 | 656 |
| January 2006 | 3 | 734,089.74 | 0.07 | 7.084 | 358 | 69.18 | 630 |
| February 2006 | 6 | 1,984,783.74 | 0.18 | 6.918 | 359 | 85.45 | 610 |
| April 2007 | 2 | 135,002.36 | 0.01 | 8.726 | 355 | 60.09 | 561 |
| May 2007 | 6 | 1,635,536.89 | 0.15 | 7.435 | 356 | 80.58 | 659 |
| June 2007 | 34 | 6,253,768.02 | 0.56 | 7.459 | 357 | 77.35 | 616 |
| July 2007 | 650 | 163,567,812.94 | 14.72 | 6.992 | 358 | 81.32 | 637 |
| August 2007 | 2,429 | 660,755,039.56 | 59.46 | 6.790 | 359 | 80.90 | 643 |
| September 2007 | 4 | 989,800.00 | 0.09 | 7.212 | 360 | 77.70 | 657 |
| April 2008 | 1 | 98,023.63 | 0.01 | 7.410 | 355 | 80.00 | 610 |
| July 2008 | 34 | 7,894,608.11 | 0.71 | 6.664 | 358 | 82.60 | 655 |
| August 2008 | 104 | 25,595,811.94 | 2.30 | 6.592 | 359 | 80.06 | 644 |
| May 2010 | 1 | 199,950.00 | 0.02 | 6.990 | 356 | 82.62 | 647 |
| June 2010 | 2 | 436,496.44 | 0.04 | 5.829 | 357 | 67.89 | 716 |
| July 2010 | 31 | 8,772,434.12 | 0.79 | 6.274 | 358 | 77.45 | 676 |
| August 2010 | 103 | 33,736,108.31 | 3.04 | 6.075 | 359 | 81.49 | 675 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

# Statistical Calculation Pool - (All Collateral)

## Distribution by Geographic Distribution of Mortgaged Properties

| Geographic Distribution of Mortgaged Properties | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| California | 2,107 | 540,426,977.51 | 48.63 | 6.986 | 339 | 81.92 | 650 |
| New York | 292 | 70,357,201.47 | 6.33 | 7.066 | 341 | 82.91 | 645 |
| Florida | 414 | 63,918,433.12 | 5.75 | 7.514 | 339 | 83.31 | 645 |
| Maryland | 283 | 52,866,063.49 | 4.76 | 7.235 | 342 | 83.58 | 634 |
| Virginia | 249 | 50,077,812.92 | 4.51 | 7.418 | 334 | 82.99 | 656 |
| New Jersey | 194 | 44,606,237.90 | 4.01 | 7.160 | 346 | 80.90 | 638 |
| Washington | 220 | 36,453,656.07 | 3.28 | 7.024 | 337 | 84.71 | 644 |
| Arizona | 181 | 27,631,128.21 | 2.49 | 7.317 | 339 | 82.57 | 647 |
| Illinois | 188 | 27,625,386.53 | 2.49 | 7.295 | 337 | 84.58 | 639 |
| Texas | 297 | 25,977,743.64 | 2.34 | 7.509 | 332 | 83.49 | 636 |
| Massachusetts | 125 | 24,762,381.79 | 2.23 | 6.970 | 340 | 82.04 | 646 |
| Nevada | 118 | 21,777,689.81 | 1.96 | 7.182 | 339 | 82.69 | 646 |
| Connecticut | 85 | 15,330,450.00 | 1.38 | 7.137 | 341 | 82.69 | 630 |
| Pennsylvania | 90 | 10,386,951.17 | 0.93 | 7.469 | 337 | 84.66 | 628 |
| Colorado | 66 | 9,462,561.49 | 0.85 | 7.128 | 340 | 85.15 | 627 |
| Other | 780 | 89,564,269.16 | 8.06 | 7.516 | 337 | 84.12 | 632 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Number of States/District of Columbia Represented: 48

## Distribution by Occupancy

| Occupancy | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Primary | 5,385 | 1,055,112,030.32 | 94.95 | 7.137 | 338 | 82.55 | 643 |
| Second Home | 169 | 30,661,393.27 | 2.76 | 7.209 | 339 | 85.13 | 699 |
| Investment | 135 | 25,451,520.69 | 2.29 | 7.319 | 356 | 82.59 | 668 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

## Distribution by Property Type

| Property Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Single Family Residence | 4,034 | 773,574,197.48 | 69.61 | 7.142 | 339 | 82.57 | 642 |
| Planned Unit Development | 790 | 164,909,105.60 | 14.84 | 7.215 | 337 | 83.36 | 649 |
| Condominium | 559 | 93,952,263.23 | 8.45 | 7.079 | 337 | 82.93 | 657 |
| 2-4 Family | 306 | 78,789,377.97 | 7.09 | 7.075 | 343 | 81.13 | 660 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

# Statistical Calculation Pool - (All Collateral)

## Distribution by Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Purchase | 3,355 | 588,778,420.20 | 52.98 | 7.254 | 330 | 84.1 | 664 |
| Refinance - Cashout | 2,176 | 487,831,152.89 | 43.9 | 7.016 | 349 | 80.91 | 625 |
| Refinance - Rate Term | 158 | 34,615,371.19 | 3.12 | 7.051 | 345 | 81.57 | 620 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100** | **7.143** | **339** | **82.62** | **646** |

## Distribution by Documentation Level

| Documentation Level | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Stated Documentation | 2,607 | 544,003,690.15 | 48.96 | 7.283 | 337 | 81.86 | 661 |
| Full Documentation | 2,275 | 385,853,990.79 | 34.72 | 7.044 | 340 | 83.35 | 629 |
| Limited Documentation | 807 | 181,367,263.34 | 16.32 | 6.933 | 341 | 83.34 | 636 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

## Distribution by Credit Score

| Credit Score | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 500 - 524 | 136 | 25,465,410.96 | 2.29 | 8.213 | 356 | 76.00 | 513 |
| 525 - 549 | 130 | 27,277,488.52 | 2.45 | 8.048 | 354 | 78.85 | 536 |
| 550 - 574 | 269 | 61,040,216.82 | 5.49 | 7.552 | 357 | 81.16 | 562 |
| 575 - 599 | 554 | 95,376,371.56 | 8.58 | 7.268 | 345 | 81.90 | 588 |
| 600 - 624 | 1,037 | 194,123,799.70 | 17.47 | 7.192 | 340 | 81.91 | 612 |
| 625 - 649 | 1,006 | 195,684,568.06 | 17.61 | 7.090 | 337 | 82.99 | 638 |
| 650 - 674 | 947 | 193,356,407.13 | 17.40 | 7.070 | 336 | 84.01 | 661 |
| 675 - 699 | 629 | 122,906,743.58 | 11.06 | 6.961 | 333 | 83.48 | 686 |
| 700 - 724 | 469 | 93,634,195.62 | 8.43 | 6.892 | 332 | 82.71 | 712 |
| 725 - 749 | 271 | 55,096,055.35 | 4.96 | 6.872 | 333 | 84.14 | 736 |
| 750 - 774 | 148 | 28,814,503.53 | 2.59 | 6.873 | 334 | 83.66 | 760 |
| 775 - 799 | 75 | 15,166,049.04 | 1.36 | 6.823 | 330 | 82.13 | 786 |
| 800 + | 18 | 3,283,134.41 | 0.30 | 7.015 | 328 | 83.93 | 805 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 500
Maximum: 809
Non-Zero Weighted Average: 646

# Statistical Calculation Pool - (All Collateral)

## Distribution by Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 2,146 | 387,115,049.16 | 34.84 | 7.438 | 333 | 83.82 | 648 |
| 12 | 194 | 48,481,312.42 | 4.36 | 7.079 | 343 | 81.69 | 653 |
| 24 | 2,904 | 591,268,621.33 | 53.21 | 7.004 | 341 | 82.36 | 642 |
| 36 | 445 | 84,359,961.37 | 7.59 | 6.798 | 342 | 79.46 | 655 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 25

## Distribution by Lien Position

| LIEN POSITION | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1st Lien | 3,852 | 993,705,765.40 | 89.42 | 6.807 | 358 | 80.63 | 643 |
| 2nd Lien | 1,837 | 117,519,178.88 | 10.58 | 9.987 | 179 | 99.44 | 665 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

## Distribution by Interest Only Term

| Interest Only Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 4,936 | 874,882,797.51 | 78.73 | 7.362 | 333 | 82.96 | 638 |
| 60 | 700 | 221,268,581.88 | 19.91 | 6.328 | 359 | 81.50 | 676 |
| 120 | 53 | 15,073,564.89 | 1.36 | 6.388 | 359 | 79.42 | 667 |
| **Total:** | **5,689** | **1,111,224,944.28** | **100.00** | **7.143** | **339** | **82.62** | **646** |

## Statistical Calculation Pool - (Group I)

### Distribution by Product Type

| Product Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed - 10 Year | 3 | 147,438.04 | 0.05 | 6.669 | 118 | 67.79 | 666 |
| Fixed - 15 Year | 33 | 2,084,209.08 | 0.69 | 7.891 | 179 | 73.41 | 619 |
| Fixed - 20 Year | 23 | 1,434,809.76 | 0.48 | 8.417 | 238 | 86.56 | 652 |
| Fixed - 25 Year | 2 | 226,728.92 | 0.08 | 9.224 | 299 | 97.92 | 684 |
| Fixed - 30 Year | 125 | 20,316,451.93 | 6.77 | 6.966 | 359 | 77.47 | 641 |
| Fixed 30 Year Amortization 15 Year Balloon | 691 | 26,337,034.72 | 8.77 | 10.122 | 179 | 99.39 | 656 |
| Fixed 40 Year Amortization 30 Year Balloon | 12 | 2,826,740.34 | 0.94 | 6.624 | 359 | 82.05 | 650 |
| ARM - 6 Month | 3 | 631,820.06 | 0.21 | 6.814 | 359 | 85.32 | 642 |
| ARM - 2 Year/6 Month | 544 | 101,924,762.58 | 33.96 | 7.128 | 359 | 80.34 | 626 |
| ARM - 3 Year/6 Month | 24 | 4,439,277.24 | 1.48 | 6.831 | 359 | 81.14 | 625 |
| Interest Only ARM - 2 Year/6 Month | 264 | 60,239,263.88 | 20.07 | 6.403 | 359 | 81.61 | 663 |
| Interest Only ARM - 3 Year/6 Month | 21 | 4,192,392.89 | 1.40 | 6.291 | 359 | 78.90 | 661 |
| ARM - 2 Year/6 Month 40 Year Amortization 30 Year Balloon | 306 | 71,598,658.43 | 23.85 | 6.849 | 359 | 79.25 | 622 |
| ARM - 3 Year/6 Month 40 Year Amortization 30 Year Balloon | 15 | 3,750,628.31 | 1.25 | 6.450 | 359 | 80.38 | 638 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

### Distribution by Gross Interest Rate

| Range of Gross Interest Rate | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 4.500 - 4.999 | 3 | 766,224.25 | 0.26 | 4.817 | 359 | 80.00 | 652 |
| 5.000 - 5.499 | 18 | 3,432,573.44 | 1.14 | 5.376 | 359 | 75.61 | 684 |
| 5.500 - 5.999 | 176 | 42,465,338.16 | 14.15 | 5.831 | 359 | 76.55 | 659 |
| 6.000 - 6.499 | 225 | 49,489,500.00 | 16.49 | 6.272 | 355 | 78.98 | 648 |
| 6.500 - 6.999 | 403 | 86,008,320.29 | 28.66 | 6.754 | 357 | 80.35 | 639 |
| 7.000 - 7.499 | 167 | 32,507,801.21 | 10.83 | 7.245 | 358 | 81.54 | 639 |
| 7.500 - 7.999 | 188 | 32,614,297.37 | 10.87 | 7.750 | 356 | 81.99 | 608 |
| 8.000 - 8.499 | 122 | 14,920,170.37 | 4.97 | 8.231 | 336 | 85.39 | 604 |
| 8.500 - 8.999 | 117 | 10,726,304.97 | 3.57 | 8.729 | 318 | 88.29 | 603 |
| 9.000 - 9.499 | 46 | 4,047,214.75 | 1.35 | 9.239 | 317 | 85.48 | 598 |
| 9.500 - 9.999 | 234 | 9,157,133.55 | 3.05 | 9.817 | 194 | 97.65 | 655 |
| 10.000 - 10.499 | 72 | 2,925,398.20 | 0.97 | 10.236 | 179 | 99.54 | 641 |
| 10.500 - 10.999 | 162 | 6,370,577.23 | 2.12 | 10.757 | 180 | 99.06 | 634 |
| 11.000 - 11.499 | 63 | 2,025,127.93 | 0.67 | 11.229 | 181 | 99.43 | 624 |
| 11.500 - 11.999 | 50 | 1,947,957.26 | 0.65 | 11.630 | 201 | 94.84 | 617 |
| 12.000 - 12.499 | 8 | 232,741.59 | 0.08 | 12.185 | 179 | 96.95 | 638 |
| 12.500 - 12.999 | 12 | 513,535.61 | 0.17 | 12.575 | 182 | 99.10 | 619 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 4.500
Maximum: 12.875
Weighted Average: 7.150

## Statistical Calculation Pool - (Group I)

### Distribution by Original Principal Balances ($)

| Range of Original Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 170 | 3,331,273.68 | 1.11 | 10.215 | 180 | 99.16 | 640 |
| 25,001 - 50,000 | 417 | 15,384,275.10 | 5.13 | 10.077 | 190 | 98.18 | 651 |
| 50,001 - 75,000 | 227 | 13,777,061.74 | 4.59 | 9.274 | 229 | 93.29 | 652 |
| 75,001 - 100,000 | 95 | 8,377,162.84 | 2.79 | 7.397 | 351 | 81.56 | 634 |
| 100,001 - 125,000 | 115 | 13,129,662.78 | 4.37 | 7.281 | 355 | 79.28 | 621 |
| 125,001 - 150,000 | 137 | 18,781,415.02 | 6.26 | 6.953 | 354 | 77.31 | 639 |
| 150,001 - 175,000 | 107 | 17,355,099.35 | 5.78 | 6.951 | 359 | 78.98 | 638 |
| 175,001 - 200,000 | 135 | 25,409,692.38 | 8.47 | 6.835 | 358 | 78.81 | 632 |
| 200,001 - 225,000 | 117 | 25,003,364.65 | 8.33 | 6.894 | 359 | 80.78 | 638 |
| 225,001 - 250,000 | 128 | 30,445,512.25 | 10.14 | 6.772 | 359 | 79.81 | 642 |
| 250,001 - 275,000 | 104 | 27,269,705.59 | 9.09 | 6.776 | 357 | 79.73 | 623 |
| 275,001 - 300,000 | 101 | 28,865,431.77 | 9.62 | 6.718 | 358 | 81.20 | 640 |
| 300,001 - 325,000 | 85 | 26,659,029.35 | 8.88 | 6.794 | 359 | 81.16 | 629 |
| 325,001 - 350,000 | 86 | 29,089,784.27 | 9.69 | 6.671 | 357 | 81.29 | 638 |
| 350,001 - 375,000 | 20 | 7,144,828.96 | 2.38 | 6.609 | 359 | 80.80 | 657 |
| 375,001 - 400,000 | 4 | 1,566,125.31 | 0.52 | 7.478 | 359 | 81.95 | 607 |
| 400,001 - 425,000 | 5 | 2,099,369.53 | 0.70 | 6.137 | 359 | 80.42 | 642 |
| 425,001 - 450,000 | 5 | 2,208,649.46 | 0.74 | 6.443 | 359 | 81.46 | 642 |
| 450,001 - 475,000 | 1 | 464,611.26 | 0.15 | 6.900 | 359 | 77.50 | 676 |
| 475,001 - 500,000 | 2 | 992,037.64 | 0.33 | 6.159 | 359 | 82.48 | 698 |
| 500,001 - 750,000 | 5 | 2,796,123.25 | 0.93 | 6.851 | 359 | 76.81 | 641 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 11,000
Maximum: 670,000
Average: 145,370

# Statistical Calculation Pool - (Group I)

## Distribution by Cut-off Date Principal Balances ($)

| Range of Cut-off Date Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 170 | 3,331,273.68 | 1.11 | 10.215 | 180 | 99.16 | 640 |
| 25,001 - 50,000 | 417 | 15,384,275.10 | 5.13 | 10.077 | 190 | 98.18 | 651 |
| 50,001 - 75,000 | 227 | 13,777,061.74 | 4.59 | 9.274 | 229 | 93.29 | 652 |
| 75,001 - 100,000 | 95 | 8,377,162.84 | 2.79 | 7.397 | 351 | 81.56 | 634 |
| 100,001 - 125,000 | 115 | 13,129,662.78 | 4.37 | 7.281 | 355 | 79.28 | 621 |
| 125,001 - 150,000 | 137 | 18,781,415.02 | 6.26 | 6.953 | 354 | 77.31 | 639 |
| 150,001 - 175,000 | 108 | 17,529,981.73 | 5.84 | 6.947 | 359 | 78.99 | 639 |
| 175,001 - 200,000 | 134 | 25,234,810.00 | 8.41 | 6.837 | 358 | 78.81 | 632 |
| 200,001 - 225,000 | 118 | 25,228,273.10 | 8.41 | 6.889 | 359 | 80.78 | 638 |
| 225,001 - 250,000 | 127 | 30,220,603.80 | 10.07 | 6.775 | 359 | 79.80 | 642 |
| 250,001 - 275,000 | 104 | 27,269,705.59 | 9.09 | 6.776 | 357 | 79.73 | 623 |
| 275,001 - 300,000 | 102 | 29,165,385.22 | 9.72 | 6.721 | 358 | 81.35 | 640 |
| 300,001 - 325,000 | 84 | 26,359,075.90 | 8.78 | 6.792 | 359 | 81.00 | 629 |
| 325,001 - 350,000 | 86 | 29,089,784.27 | 9.69 | 6.671 | 357 | 81.29 | 638 |
| 350,001 - 375,000 | 20 | 7,144,828.96 | 2.38 | 6.609 | 359 | 80.80 | 657 |
| 375,001 - 400,000 | 4 | 1,566,125.31 | 0.52 | 7.478 | 359 | 81.95 | 607 |
| 400,001 - 425,000 | 5 | 2,099,369.53 | 0.70 | 6.137 | 359 | 80.42 | 642 |
| 425,001 - 450,000 | 5 | 2,208,649.46 | 0.74 | 6.443 | 359 | 81.46 | 642 |
| 450,001 - 475,000 | 1 | 464,611.26 | 0.15 | 6.900 | 359 | 77.50 | 676 |
| 475,001 - 500,000 | 2 | 992,037.64 | 0.33 | 6.159 | 359 | 82.48 | 698 |
| 500,001 - 750,000 | 5 | 2,796,123.25 | 0.93 | 6.851 | 359 | 76.81 | 641 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 10,997
Maximum: 669,445
Average: 145,281

## Distribution by Stated Original Term (months)

| Stated Original Term (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 120 | 3 | 147,438.04 | 0.05 | 6.669 | 118 | 67.79 | 666 |
| 180 | 724 | 28,421,243.80 | 9.47 | 9.958 | 179 | 97.49 | 653 |
| 240 | 23 | 1,434,809.76 | 0.48 | 8.417 | 238 | 86.56 | 652 |
| 300 | 2 | 226,728.92 | 0.08 | 9.224 | 299 | 97.92 | 684 |
| 360 | 1,314 | 269,919,995.66 | 89.93 | 6.847 | 359 | 80.14 | 635 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 120
Maximum: 360
Weighted Average: 342

## Statistical Calculation Pool - (Group I)

### Distribution by Stated Remaining Terms (months)

| Range of Stated Remaining Terms (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 109 — 120 | 3 | 147,438.04 | 0.05 | 6.669 | 118 | 67.79 | 666 |
| 169 — 180 | 724 | 28,421,243.80 | 9.47 | 9.958 | 179 | 97.49 | 653 |
| 229 — 240 | 23 | 1,434,809.76 | 0.48 | 8.417 | 238 | 86.56 | 652 |
| 289 — 300 | 2 | 226,728.92 | 0.08 | 9.224 | 299 | 97.92 | 684 |
| 349 — 360 | 1,314 | 269,919,995.66 | 89.93 | 6.847 | 359 | 80.14 | 635 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 118
Maximum: 360
Weighted Average: 341

### Distribution by Combined Original LTV Ratios (%)

| Range of Combined Original LTV Ratios (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 10.01 - 15.00 | 1 | 49,972.63 | 0.02 | 8.990 | 359 | 11.90 | 500 |
| 15.01 - 20.00 | 2 | 114,691.90 | 0.04 | 8.346 | 295 | 17.34 | 542 |
| 20.01 - 25.00 | 2 | 243,665.45 | 0.08 | 7.031 | 297 | 20.59 | 610 |
| 25.01 - 30.00 | 6 | 807,704.04 | 0.27 | 6.935 | 328 | 28.31 | 597 |
| 30.01 - 35.00 | 6 | 718,907.34 | 0.24 | 6.615 | 303 | 31.65 | 624 |
| 35.01 - 40.00 | 9 | 1,183,803.65 | 0.39 | 7.046 | 359 | 38.65 | 584 |
| 40.01 - 45.00 | 4 | 529,996.02 | 0.18 | 6.840 | 359 | 42.29 | 580 |
| 45.01 - 50.00 | 9 | 1,601,292.81 | 0.53 | 6.728 | 359 | 47.87 | 636 |
| 50.01 - 55.00 | 24 | 4,894,478.01 | 1.63 | 6.833 | 352 | 52.94 | 616 |
| 55.01 - 60.00 | 28 | 5,960,231.38 | 1.99 | 6.646 | 359 | 57.70 | 601 |
| 60.01 - 65.00 | 34 | 7,477,391.43 | 2.49 | 6.931 | 353 | 63.02 | 602 |
| 65.01 - 70.00 | 60 | 12,671,730.84 | 4.22 | 6.817 | 359 | 68.50 | 607 |
| 70.01 - 75.00 | 70 | 15,425,488.92 | 5.14 | 6.860 | 359 | 74.15 | 599 |
| 75.01 - 80.00 | 635 | 129,603,368.90 | 43.18 | 6.624 | 358 | 79.75 | 653 |
| 80.01 - 85.00 | 106 | 25,086,984.55 | 8.36 | 6.797 | 358 | 84.26 | 614 |
| 85.01 - 90.00 | 195 | 36,731,584.10 | 12.24 | 7.188 | 354 | 89.60 | 633 |
| 90.01 - 95.00 | 208 | 30,728,163.81 | 10.24 | 7.735 | 344 | 94.51 | 632 |
| 95.01 - 100.00 | 667 | 26,320,760.40 | 8.77 | 9.961 | 190 | 99.90 | 657 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Minimum: 11.90
Maximum: 100.00
Weighted Average: 81.82

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

# Statistical Calculation Pool - (Group I)

## Distribution by Gross Margins (%)

| Range of GROSS MARGINS (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| 3.501 - 4.000 | 1 | 87,000.00 | 0.03 | 7.750 | 359 | 100.00 | 802 |
| 4.001 - 4.500 | 52 | 9,656,978.48 | 3.22 | 6.868 | 359 | 82.34 | 628 |
| 4.501 - 5.000 | 13 | 2,710,926.24 | 0.90 | 5.805 | 359 | 80.04 | 682 |
| 5.001 - 5.500 | 129 | 28,856,934.26 | 9.61 | 6.201 | 359 | 74.54 | 645 |
| 5.501 - 6.000 | 189 | 43,685,552.18 | 14.55 | 6.366 | 359 | 78.90 | 640 |
| 6.001 - 6.500 | 305 | 65,622,652.56 | 21.86 | 6.698 | 359 | 79.58 | 636 |
| 6.501 - 7.000 | 219 | 47,546,313.56 | 15.84 | 7.039 | 359 | 82.27 | 635 |
| 7.001 - 7.500 | 133 | 25,983,220.14 | 8.66 | 7.524 | 359 | 83.26 | 626 |
| 7.501 - 8.000 | 120 | 19,858,708.51 | 6.62 | 7.819 | 359 | 83.79 | 615 |
| 8.001 - 8.500 | 10 | 1,497,726.67 | 0.50 | 8.317 | 359 | 89.63 | 621 |
| 8.501 - 9.000 | 5 | 947,019.47 | 0.32 | 8.512 | 358 | 87.14 | 607 |
| 9.001 - 9.500 | 1 | 323,771.32 | 0.11 | 7.750 | 359 | 90.00 | 604 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 3.505
Maximum: 9.500
Non-Zero Weighted Average: 6.364

## Distribution by Minimum Mortgage Rates (%)

| Range of MINIMUM MORTGAGE RATES (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| <=5.000 | 3 | 766,224.25 | 0.26 | 4.817 | 359 | 80.00 | 652 |
| 5.001 - 5.500 | 29 | 5,791,271.77 | 1.93 | 5.427 | 359 | 76.71 | 678 |
| 5.501 - 6.000 | 164 | 40,064,623.14 | 13.35 | 5.859 | 359 | 77.08 | 658 |
| 6.001 - 6.500 | 243 | 53,324,463.56 | 17.77 | 6.332 | 359 | 79.35 | 647 |
| 6.501 - 7.000 | 302 | 66,244,676.48 | 22.07 | 6.808 | 359 | 81.22 | 636 |
| 7.001 - 7.500 | 165 | 32,814,518.80 | 10.93 | 7.291 | 359 | 81.64 | 637 |
| 7.501 - 8.000 | 141 | 25,942,679.71 | 8.64 | 7.799 | 359 | 82.32 | 606 |
| 8.001 - 8.500 | 62 | 12,147,449.74 | 4.05 | 8.270 | 359 | 82.05 | 582 |
| 8.501 - 9.000 | 44 | 6,563,269.37 | 2.19 | 8.775 | 359 | 84.90 | 576 |
| 9.001 - 9.500 | 16 | 2,359,771.57 | 0.79 | 9.286 | 359 | 84.31 | 578 |
| 9.501 - 10.000 | 7 | 557,918.22 | 0.19 | 9.718 | 358 | 73.41 | 554 |
| 11.501 - 12.000 | 1 | 199,936.78 | 0.07 | 11.550 | 359 | 61.35 | 501 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 4.500
Maximum: 11.550
Non-Zero Weighted Average: 6.839

# Statistical Calculation Pool - (Group I)

## Distribution by Maximum Mortgage Rates (%)

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| <= 11.000 | 1 | 270,198.38 | 0.09 | 4.500 | 359 | 80.00 | 586 |
| 11.001 - 11.500 | 3 | 727,596.89 | 0.24 | 6.091 | 358 | 80.00 | 678 |
| 11.501 - 12.000 | 29 | 5,791,271.77 | 1.93 | 5.427 | 359 | 76.71 | 678 |
| 12.001 - 12.500 | 163 | 39,806,623.14 | 13.26 | 5.859 | 359 | 77.03 | 658 |
| 12.501 - 13.000 | 243 | 53,378,719.75 | 17.78 | 6.327 | 359 | 79.31 | 647 |
| 13.001 - 13.500 | 301 | 66,006,569.40 | 21.99 | 6.807 | 359 | 81.21 | 636 |
| 13.501 - 14.000 | 167 | 33,256,369.69 | 11.08 | 7.287 | 359 | 81.75 | 637 |
| 14.001 - 14.500 | 140 | 25,762,802.34 | 8.58 | 7.798 | 359 | 82.43 | 606 |
| 14.501 - 15.000 | 61 | 11,896,501.17 | 3.96 | 8.258 | 359 | 81.64 | 579 |
| 15.001 - 15.500 | 44 | 6,650,797.19 | 2.22 | 8.769 | 359 | 85.29 | 578 |
| 15.501 - 16.000 | 16 | 2,351,681.89 | 0.78 | 9.245 | 359 | 86.96 | 579 |
| 16.001 - 16.500 | 7 | 492,824.28 | 0.16 | 9.683 | 357 | 70.96 | 538 |
| 16.501 - 17.000 | 1 | 184,910.72 | 0.06 | 9.590 | 359 | 50.68 | 563 |
| 18.001 - 18.500 | 1 | 199,936.78 | 0.07 | 11.550 | 359 | 61.35 | 501 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 11.000
Maximum: 18.050
Non-Zero Weighted Average: 13.339

## Distribution by Initial Periodic Cap (%)

| Initial Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| 1.000 | 12 | 1,908,643.35 | 0.64 | 7.223 | 359 | 81.73 | 620 |
| 1.500 | 33 | 5,411,185.40 | 1.80 | 6.938 | 359 | 83.07 | 636 |
| 1.525 | 1 | 140,556.40 | 0.05 | 7.725 | 359 | 95.00 | 620 |
| 2.000 | 1 | 131,298.26 | 0.04 | 7.350 | 358 | 67.44 | 676 |
| 3.000 | 1,127 | 238,407,888.13 | 79.43 | 6.832 | 359 | 80.25 | 635 |
| 6.500 | 3 | 777,231.85 | 0.26 | 7.156 | 359 | 84.17 | 645 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 1.000
Maximum: 6.500
Non-Zero Weighted Average: 2.961

# Statistical Calculation Pool - (Group I)

## Distribution by Subsequent Periodic Cap (%)

| Subsequent Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| 1.000 | 1,172 | 245,874,567.15 | 81.92 | 6.837 | 359 | 80.38 | 635 |
| 2.000 | 5 | 902,236.24 | 0.30 | 7.552 | 358 | 69.34 | 594 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 1.000
Maximum: 2.000
Non-Zero Weighted Average: 1.004

## Distribution by Next Rate Adjustment Dates

| Next Rate Adjustment Dates | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 889 | 53,373,412.79 | 17.78 | 8.589 | 259 | 88.67 | 648 |
| January 2006 | 1 | 239,920.20 | 0.08 | 7.200 | 358 | 90.00 | 684 |
| February 2006 | 2 | 391,899.86 | 0.13 | 6.578 | 359 | 82.45 | 616 |
| May 2007 | 3 | 422,931.14 | 0.14 | 8.014 | 356 | 82.23 | 546 |
| June 2007 | 12 | 1,973,039.63 | 0.66 | 7.439 | 357 | 80.29 | 621 |
| July 2007 | 154 | 31,858,071.72 | 10.61 | 6.997 | 358 | 83.97 | 641 |
| August 2007 | 943 | 199,112,242.40 | 66.34 | 6.827 | 359 | 79.78 | 633 |
| September 2007 | 2 | 396,400.00 | 0.13 | 6.011 | 360 | 66.64 | 693 |
| July 2008 | 16 | 3,227,805.49 | 1.08 | 6.590 | 358 | 84.34 | 648 |
| August 2008 | 44 | 9,154,492.95 | 3.05 | 6.513 | 359 | 78.68 | 639 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

# Statistical Calculation Pool - (Group I)

## Distribution by Geographic Distribution of Mortgaged Properties

| Geographic Distribution of Mortgaged Properties | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| California | 574 | 122,320,365.09 | 40.75 | 6.797 | 351 | 77.57 | 630 |
| Maryland | 116 | 18,090,776.90 | 6.03 | 7.216 | 338 | 84.48 | 650 |
| Florida | 154 | 18,002,271.40 | 6.00 | 7.601 | 335 | 85.19 | 650 |
| Virginia | 100 | 15,605,324.45 | 5.20 | 7.472 | 336 | 83.61 | 657 |
| New York | 74 | 15,512,937.13 | 5.17 | 6.859 | 349 | 83.82 | 632 |
| New Jersey | 66 | 12,787,636.14 | 4.26 | 6.979 | 347 | 82.36 | 633 |
| Illinois | 100 | 12,702,869.89 | 4.23 | 7.367 | 334 | 84.93 | 635 |
| Washington | 90 | 10,490,428.04 | 3.50 | 7.257 | 325 | 86.46 | 642 |
| Arizona | 78 | 8,804,001.76 | 2.93 | 7.474 | 327 | 84.87 | 674 |
| Massachusetts | 54 | 7,720,123.46 | 2.57 | 7.130 | 334 | 80.45 | 646 |
| Texas | 118 | 7,109,815.33 | 2.37 | 7.817 | 316 | 85.52 | 640 |
| Connecticut | 40 | 4,958,224.66 | 1.65 | 7.440 | 337 | 84.21 | 633 |
| Georgia | 44 | 4,271,394.49 | 1.42 | 7.777 | 334 | 87.97 | 629 |
| Colorado | 38 | 4,210,008.15 | 1.40 | 6.977 | 330 | 83.95 | 639 |
| Nevada | 33 | 3,710,266.73 | 1.24 | 7.346 | 325 | 84.60 | 677 |
| Other | 387 | 33,853,772.56 | 11.28 | 7.748 | 330 | 86.47 | 628 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Number of States/District of Columbia Represented: 47

## Distribution by Occupancy

| Occupancy | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Primary | 1,890 | 274,042,130.77 | 91.30 | 7.131 | 341 | 81.56 | 632 |
| Second Home | 111 | 14,854,810.03 | 4.95 | 7.420 | 336 | 86.26 | 704 |
| Investment | 65 | 11,253,275.38 | 3.75 | 7.276 | 355 | 82.22 | 669 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

## Distribution by Property Type

| Property Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Single Family Residence | 1,475 | 206,587,187.62 | 68.83 | 7.188 | 341 | 81.66 | 631 |
| Planned Unit Development | 252 | 36,413,088.21 | 12.13 | 7.254 | 335 | 83.87 | 652 |
| Condominium | 230 | 31,803,594.02 | 10.60 | 7.029 | 338 | 82.59 | 651 |
| 2-4 Family | 109 | 25,346,346.33 | 8.44 | 6.850 | 350 | 79.19 | 649 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

# Statistical Calculation Pool - (Group I)

## Distribution by Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Refinance - Cashout | 1,047 | 191,331,130.28 | 63.75 | 7.001 | 349 | 80.00 | 623 |
| Purchase | 955 | 98,016,207.72 | 32.66 | 7.468 | 325 | 85.31 | 667 |
| Refinance - Rate Term | 64 | 10,802,878.18 | 3.60 | 6.918 | 347 | 82.38 | 627 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

## Distribution by Documentation Level

| Documentation Level | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Stated Documentation | 865 | 136,647,181.78 | 45.53 | 7.192 | 342 | 79.89 | 651 |
| Full Documentation | 867 | 110,266,537.83 | 36.74 | 7.129 | 337 | 83.81 | 629 |
| Limited Documentation | 334 | 53,236,496.57 | 17.74 | 7.088 | 347 | 82.64 | 619 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

## Distribution by Credit Score

| Credit Score | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 500 - 524 | 43 | 7,507,412.26 | 2.50 | 8.064 | 357 | 75.89 | 513 |
| 525 - 549 | 52 | 10,179,620.59 | 3.39 | 7.947 | 354 | 75.71 | 536 |
| 550 - 574 | 117 | 23,464,334.20 | 7.82 | 7.422 | 357 | 78.37 | 562 |
| 575 - 599 | 238 | 32,562,605.97 | 10.85 | 7.264 | 341 | 80.60 | 587 |
| 600 - 624 | 394 | 52,368,708.69 | 17.45 | 7.189 | 338 | 81.11 | 612 |
| 625 - 649 | 370 | 53,600,982.12 | 17.86 | 7.047 | 342 | 82.89 | 638 |
| 650 - 674 | 339 | 50,694,439.48 | 16.89 | 7.088 | 340 | 84.22 | 661 |
| 675 - 699 | 202 | 26,498,633.24 | 8.83 | 6.968 | 333 | 83.26 | 684 |
| 700 - 724 | 138 | 19,236,826.13 | 6.41 | 6.890 | 335 | 82.08 | 710 |
| 725 - 749 | 91 | 13,045,098.24 | 4.35 | 6.820 | 336 | 83.78 | 736 |
| 750 - 774 | 55 | 7,606,822.72 | 2.53 | 6.694 | 337 | 84.43 | 759 |
| 775 - 799 | 23 | 2,969,871.61 | 0.99 | 6.860 | 338 | 79.75 | 787 |
| 800 + | 4 | 414,860.93 | 0.14 | 7.527 | 311 | 89.47 | 807 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 500
Maximum: 809
Non-Zero Weighted Average: 637

# Statistical Calculation Pool - (Group I)

## Distribution by Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 826 | 106,042,672.80 | 35.33 | 7.399 | 333 | 84.38 | 640 |
| 12 | 52 | 8,504,895.76 | 2.83 | 7.140 | 350 | 81.54 | 644 |
| 24 | 1,044 | 164,386,956.00 | 54.77 | 7.011 | 346 | 80.74 | 634 |
| 36 | 144 | 21,215,691.62 | 7.07 | 6.994 | 342 | 77.51 | 641 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 25

## Distribution by Lien Position

| LIEN POSITION | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1st Lien | 1,339 | 272,762,657.50 | 90.88 | 6.852 | 357 | 80.06 | 635 |
| 2nd Lien | 727 | 27,387,558.68 | 9.12 | 10.121 | 180 | 99.36 | 656 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

## Distribution by Interest Only Term

| Interest Only Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 1,781 | 235,718,559.41 | 78.53 | 7.357 | 336 | 81.93 | 630 |
| 60 | 263 | 59,924,741.88 | 19.96 | 6.389 | 359 | 81.66 | 662 |
| 120 | 22 | 4,506,914.89 | 1.50 | 6.484 | 359 | 78.46 | 674 |
| **Total:** | **2,066** | **300,150,216.18** | **100.00** | **7.150** | **341** | **81.82** | **637** |

## Statistical Calculation Pool - (Group II)

### Distribution by Product Type

| Product Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed - 10 Year | 8 | 501,118.42 | 0.06 | 6.895 | 118 | 72.85 | 669 |
| Fixed - 15 Year | 33 | 3,813,722.95 | 0.47 | 7.386 | 178 | 79.30 | 653 |
| Fixed - 20 Year | 11 | 1,137,196.83 | 0.14 | 8.156 | 238 | 85.72 | 645 |
| Fixed - 25 Year | 2 | 338,240.59 | 0.04 | 7.131 | 299 | 76.13 | 644 |
| Fixed - 30 Year | 201 | 39,786,250.28 | 4.91 | 6.963 | 359 | 76.54 | 647 |
| Fixed 30 Year Amortization 15 Year Balloon | 1,097 | 89,034,606.01 | 10.98 | 9.944 | 179 | 99.47 | 667 |
| Fixed 40 Year Amortization 30 Year Balloon | 38 | 10,451,130.61 | 1.29 | 6.790 | 359 | 81.17 | 640 |
| ARM - 6 Month | 6 | 2,087,053.42 | 0.26 | 7.007 | 359 | 79.77 | 607 |
| ARM - 2 Year/6 Month | 937 | 220,135,588.47 | 27.14 | 7.140 | 359 | 81.31 | 633 |
| ARM - 3 Year/6 Month | 46 | 10,608,265.01 | 1.31 | 6.789 | 359 | 79.79 | 639 |
| ARM - 5 Year/6 Month | 36 | 9,287,677.38 | 1.15 | 6.210 | 359 | 78.81 | 661 |
| Interest Only ARM - 5 Year/6 Month | 74 | 25,863,121.00 | 3.19 | 6.028 | 359 | 80.64 | 684 |
| Interest Only ARM - 2 Year/6 Month | 380 | 141,165,217.00 | 17.40 | 6.363 | 359 | 81.39 | 678 |
| Interest Only ARM - 3 Year/6 Month | 14 | 4,882,152.00 | 0.60 | 6.173 | 359 | 83.62 | 691 |
| ARM - 2 Year/6 Month 40 Year Amortization 30 Year Balloon | 694 | 238,273,469.41 | 29.38 | 6.819 | 359 | 80.96 | 634 |
| ARM - 3 Year/6 Month 40 Year Amortization 30 Year Balloon | 19 | 5,715,728.23 | 0.70 | 6.828 | 359 | 80.84 | 634 |
| ARM - 5 Year/6 Month 40 Year Amortization 30 Year Balloon | 27 | 7,994,190.49 | 0.99 | 6.299 | 359 | 82.23 | 664 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

### Distribution by Gross Interest Rate

| Range of Gross Interest Rate | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 4.000 - 4.499 | 1 | 460,000.00 | 0.06 | 4.390 | 358 | 86.79 | 689 |
| 4.500 - 4.999 | 6 | 2,537,287.80 | 0.31 | 4.968 | 359 | 80.53 | 684 |
| 5.000 - 5.499 | 42 | 16,698,206.72 | 2.06 | 5.289 | 357 | 78.53 | 683 |
| 5.500 - 5.999 | 343 | 118,080,651.01 | 14.56 | 5.807 | 357 | 79.83 | 672 |
| 6.000 - 6.499 | 423 | 135,028,202.01 | 16.65 | 6.264 | 358 | 79.98 | 656 |
| 6.500 - 6.999 | 737 | 214,802,273.73 | 26.48 | 6.760 | 358 | 80.87 | 650 |
| 7.000 - 7.499 | 341 | 92,933,586.76 | 11.46 | 7.247 | 358 | 81.13 | 637 |
| 7.500 - 7.999 | 375 | 93,083,289.80 | 11.48 | 7.744 | 356 | 82.07 | 633 |
| 8.000 - 8.499 | 163 | 26,133,070.25 | 3.22 | 8.251 | 312 | 87.46 | 614 |
| 8.500 - 8.999 | 213 | 28,177,194.25 | 3.47 | 8.779 | 290 | 90.49 | 614 |
| 9.000 - 9.499 | 88 | 10,441,249.60 | 1.29 | 9.224 | 285 | 89.26 | 609 |
| 9.500 - 9.999 | 406 | 33,889,377.68 | 4.18 | 9.800 | 201 | 97.64 | 657 |
| 10.000 - 10.499 | 102 | 7,667,262.82 | 0.95 | 10.234 | 186 | 98.82 | 646 |
| 10.500 - 10.999 | 290 | 24,733,732.63 | 3.05 | 10.754 | 180 | 99.12 | 646 |
| 11.000 - 11.499 | 34 | 2,473,176.33 | 0.30 | 11.223 | 184 | 99.23 | 634 |
| 11.500 - 11.999 | 43 | 2,841,118.77 | 0.35 | 11.660 | 179 | 98.93 | 635 |
| 12.000 - 12.499 | 2 | 81,534.74 | 0.01 | 12.000 | 196 | 72.83 | 614 |
| 12.500 - 12.999 | 14 | 1,013,513.20 | 0.12 | 12.576 | 179 | 99.53 | 615 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 4.390
Maximum: 12.875
Weighted Average: 7.140

# Statistical Calculation Pool - (Group II)

## Distribution by Original Principal Balances ($)

| Range of Original Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 20 | 405,889.37 | 0.05 | 10.359 | 182 | 93.48 | 633 |
| 25,001 - 50,000 | 221 | 8,998,737.35 | 1.11 | 9.735 | 212 | 93.84 | 650 |
| 50,001 - 75,000 | 424 | 26,766,843.43 | 3.30 | 9.531 | 216 | 94.05 | 651 |
| 75,001 - 100,000 | 447 | 39,082,221.00 | 4.82 | 9.205 | 230 | 93.11 | 651 |
| 100,001 - 125,000 | 333 | 37,428,563.65 | 4.61 | 8.442 | 268 | 89.03 | 645 |
| 125,001 - 150,000 | 214 | 29,374,754.40 | 3.62 | 7.852 | 303 | 86.15 | 639 |
| 150,001 - 175,000 | 179 | 28,897,266.53 | 3.56 | 7.466 | 331 | 82.80 | 637 |
| 175,001 - 200,000 | 186 | 34,964,873.03 | 4.31 | 7.320 | 340 | 81.54 | 636 |
| 200,001 - 225,000 | 162 | 34,577,762.58 | 4.26 | 6.924 | 355 | 80.20 | 643 |
| 225,001 - 250,000 | 145 | 34,449,432.15 | 4.25 | 6.910 | 359 | 79.78 | 643 |
| 250,001 - 275,000 | 106 | 27,770,430.87 | 3.42 | 6.824 | 358 | 79.87 | 638 |
| 275,001 - 300,000 | 128 | 36,707,370.72 | 4.53 | 6.777 | 359 | 81.47 | 642 |
| 300,001 - 325,000 | 110 | 34,411,386.65 | 4.24 | 6.659 | 359 | 80.14 | 661 |
| 325,001 - 350,000 | 83 | 27,967,132.68 | 3.45 | 6.716 | 359 | 79.55 | 654 |
| 350,001 - 375,000 | 123 | 44,825,899.02 | 5.53 | 6.675 | 359 | 80.80 | 646 |
| 375,001 - 400,000 | 142 | 55,297,890.18 | 6.82 | 6.550 | 359 | 81.93 | 660 |
| 400,001 - 425,000 | 95 | 39,235,599.30 | 4.84 | 6.661 | 355 | 81.55 | 647 |
| 425,001 - 450,000 | 92 | 40,257,988.73 | 4.96 | 6.821 | 359 | 81.97 | 639 |
| 450,001 - 475,000 | 77 | 35,695,005.21 | 4.40 | 6.827 | 359 | 82.06 | 653 |
| 475,001 - 500,000 | 84 | 40,963,789.93 | 5.05 | 6.596 | 359 | 80.28 | 662 |
| 500,001 - 750,000 | 226 | 131,926,225.23 | 16.27 | 6.702 | 359 | 81.95 | 653 |
| 750,001 - 1,000,000 | 26 | 21,069,666.09 | 2.60 | 6.556 | 359 | 81.09 | 653 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 15,000
Maximum: 960,000
Average: 224,009

# Statistical Calculation Pool - (Group II)

## Distribution by Cut-off Date Principal Balances ($)

| Range of Cut-off Date Principal Balances ($) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1 - 25,000 | 20 | 405,889.37 | 0.05 | 10.359 | 182 | 93.48 | 633 |
| 25,001 - 50,000 | 221 | 8,998,737.35 | 1.11 | 9.735 | 212 | 93.84 | 650 |
| 50,001 - 75,000 | 424 | 26,766,843.43 | 3.30 | 9.531 | 216 | 94.05 | 651 |
| 75,001 - 100,000 | 447 | 39,082,221.00 | 4.82 | 9.205 | 230 | 93.11 | 651 |
| 100,001 - 125,000 | 334 | 37,553,489.60 | 4.63 | 8.440 | 269 | 89.04 | 645 |
| 125,001 - 150,000 | 213 | 29,249,828.45 | 3.61 | 7.852 | 303 | 86.14 | 639 |
| 150,001 - 175,000 | 179 | 28,897,266.53 | 3.56 | 7.466 | 331 | 82.80 | 637 |
| 175,001 - 200,000 | 186 | 34,964,873.03 | 4.31 | 7.320 | 340 | 81.54 | 636 |
| 200,001 - 225,000 | 162 | 34,577,762.58 | 4.26 | 6.924 | 355 | 80.20 | 643 |
| 225,001 - 250,000 | 145 | 34,449,432.15 | 4.25 | 6.910 | 359 | 79.78 | 643 |
| 250,001 - 275,000 | 106 | 27,770,430.87 | 3.42 | 6.824 | 358 | 79.87 | 638 |
| 275,001 - 300,000 | 128 | 36,707,370.72 | 4.53 | 6.777 | 359 | 81.47 | 642 |
| 300,001 - 325,000 | 110 | 34,411,386.65 | 4.24 | 6.659 | 359 | 80.14 | 661 |
| 325,001 - 350,000 | 84 | 28,316,877.96 | 3.49 | 6.703 | 359 | 79.75 | 655 |
| 350,001 - 375,000 | 122 | 44,476,153.74 | 5.48 | 6.684 | 359 | 80.69 | 646 |
| 375,001 - 400,000 | 142 | 55,297,890.18 | 6.82 | 6.550 | 359 | 81.93 | 660 |
| 400,001 - 425,000 | 95 | 39,235,599.30 | 4.84 | 6.661 | 355 | 81.55 | 647 |
| 425,001 - 450,000 | 92 | 40,257,988.73 | 4.96 | 6.821 | 359 | 81.97 | 639 |
| 450,001 - 475,000 | 78 | 36,169,885.71 | 4.46 | 6.842 | 359 | 82.17 | 652 |
| 475,001 - 500,000 | 83 | 40,488,909.43 | 4.99 | 6.580 | 359 | 80.17 | 663 |
| 500,001 - 750,000 | 226 | 131,926,225.23 | 16.27 | 6.702 | 359 | 81.95 | 653 |
| 750,001 - 1,000,000 | 26 | 21,069,666.09 | 2.60 | 6.556 | 359 | 81.09 | 653 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 14,987
Maximum: 960,000
Average: 223,868

## Distribution by Stated Original Term (months)

| Stated Original Term (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 120 | 8 | 501,118.42 | 0.06 | 6.895 | 118 | 72.85 | 669 |
| 180 | 1,130 | 92,848,328.96 | 11.45 | 9.839 | 179 | 98.65 | 667 |
| 240 | 11 | 1,137,196.83 | 0.14 | 8.156 | 238 | 85.72 | 645 |
| 300 | 2 | 338,240.59 | 0.04 | 7.131 | 299 | 76.13 | 644 |
| 360 | 2,472 | 716,249,843.30 | 88.31 | 6.789 | 359 | 80.88 | 646 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 120
Maximum: 360
Weighted Average: 339

# Statistical Calculation Pool - (Group II)

## Distribution by Stated Remaining Terms (months)

| Range of Stated Remaining Terms (months) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 109 - 120 | 8 | 501,118.42 | 0.06 | 6.895 | 118 | 72.85 | 669 |
| 169 - 180 | 1,130 | 92,848,328.96 | 11.45 | 9.839 | 179 | 98.65 | 667 |
| 229 - 240 | 11 | 1,137,196.83 | 0.14 | 8.156 | 238 | 85.72 | 645 |
| 289 - 300 | 2 | 338,240.59 | 0.04 | 7.131 | 299 | 76.13 | 644 |
| 349 - 360 | 2,472 | 716,249,843.30 | 88.31 | 6.789 | 359 | 80.88 | 646 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 117
Maximum: 360
Weighted Average: 338

## Distribution by Combined Original LTV Ratios (%)

| Range of Combined Original LTV Ratios (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| <= 10.00 | 2 | 65,698.39 | 0.01 | 9.188 | 200 | 8.87 | 724 |
| 15.01 - 20.00 | 1 | 54,946.13 | 0.01 | 9.540 | 358 | 16.42 | 516 |
| 20.01 - 25.00 | 1 | 69,890.46 | 0.01 | 7.250 | 358 | 25.00 | 607 |
| 25.01 - 30.00 | 4 | 348,431.56 | 0.04 | 6.587 | 358 | 27.44 | 635 |
| 30.01 - 35.00 | 4 | 705,312.82 | 0.09 | 6.560 | 359 | 32.73 | 603 |
| 35.01 - 40.00 | 3 | 519,018.59 | 0.06 | 6.284 | 358 | 38.26 | 614 |
| 40.01 - 45.00 | 4 | 590,988.46 | 0.07 | 6.736 | 343 | 42.01 | 652 |
| 45.01 - 50.00 | 14 | 1,656,010.58 | 0.20 | 6.967 | 358 | 47.85 | 611 |
| 50.01 - 55.00 | 13 | 2,886,631.88 | 0.36 | 7.120 | 356 | 53.44 | 597 |
| 55.01 - 60.00 | 25 | 5,613,679.49 | 0.69 | 6.635 | 352 | 58.04 | 632 |
| 60.01 - 65.00 | 40 | 8,753,622.21 | 1.08 | 6.820 | 354 | 63.00 | 620 |
| 65.01 - 70.00 | 73 | 17,835,020.46 | 2.20 | 6.824 | 353 | 68.47 | 609 |
| 70.01 - 75.00 | 138 | 40,631,045.56 | 5.01 | 6.944 | 355 | 73.92 | 616 |
| 75.01 - 80.00 | 1,600 | 463,291,542.07 | 57.12 | 6.628 | 358 | 79.88 | 659 |
| 80.01 - 85.00 | 189 | 50,758,014.93 | 6.26 | 7.183 | 356 | 84.20 | 609 |
| 85.01 - 90.00 | 315 | 90,196,247.79 | 11.12 | 7.114 | 354 | 89.55 | 636 |
| 90.01 - 95.00 | 175 | 42,395,337.85 | 5.23 | 7.719 | 340 | 94.55 | 636 |
| 95.01 - 100.00 | 1,022 | 84,703,288.87 | 10.44 | 9.898 | 182 | 99.93 | 668 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Minimum: 7.50
Maximum: 100.00
Weighted Average: 82.91

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

# Statistical Calculation Pool - (Group II)

## Distribution by Gross Margins (%)

| Range of GROSS MARGINS (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| <= 3.500 | 1 | 460,000.00 | 0.06 | 4.390 | 358 | 86.79 | 689 |
| 3.501 - 4.000 | 2 | 778,550.54 | 0.10 | 6.911 | 359 | 78.31 | 707 |
| 4.001 - 4.500 | 59 | 13,249,448.42 | 1.63 | 6.862 | 359 | 82.29 | 645 |
| 4.501 - 5.000 | 30 | 9,916,083.27 | 1.22 | 5.515 | 359 | 79.38 | 688 |
| 5.001 - 5.500 | 256 | 87,199,316.11 | 10.75 | 6.221 | 359 | 80.04 | 661 |
| 5.501 - 6.000 | 391 | 124,664,172.07 | 15.37 | 6.345 | 359 | 79.52 | 653 |
| 6.001 - 6.500 | 543 | 167,723,973.76 | 20.68 | 6.645 | 359 | 80.68 | 649 |
| 6.501 - 7.000 | 491 | 143,263,316.18 | 17.66 | 6.978 | 359 | 81.39 | 645 |
| 7.001 - 7.500 | 246 | 66,071,483.15 | 8.15 | 7.480 | 359 | 83.07 | 626 |
| 7.501 - 8.000 | 197 | 48,852,777.45 | 6.02 | 7.889 | 359 | 85.31 | 622 |
| 8.001 - 8.500 | 9 | 1,853,749.51 | 0.23 | 8.620 | 359 | 82.66 | 582 |
| 8.501 - 9.000 | 6 | 1,574,059.25 | 0.19 | 9.043 | 358 | 81.40 | 549 |
| 9.001 - 9.500 | 1 | 171,742.83 | 0.02 | 9.475 | 357 | 80.00 | 550 |
| 9.501 - 10.000 | 1 | 233,789.87 | 0.03 | 9.950 | 358 | 90.00 | 515 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 3.390
Maximum: 10.000
Non-Zero Weighted Average: 6.365

## Distribution by Minimum Mortgage Rates (%)

| Range of MINIMUM MORTGAGE RATES (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| <=5.000 | 7 | 2,569,501.30 | 0.32 | 4.996 | 359 | 81.74 | 682 |
| 5.001 - 5.500 | 71 | 27,964,428.49 | 3.45 | 5.375 | 359 | 79.10 | 683 |
| 5.501 - 6.000 | 312 | 109,229,658.88 | 13.47 | 5.865 | 359 | 80.44 | 669 |
| 6.001 - 6.500 | 460 | 146,595,441.77 | 18.07 | 6.330 | 359 | 80.26 | 655 |
| 6.501 - 7.000 | 578 | 171,498,893.42 | 21.14 | 6.813 | 359 | 81.27 | 650 |
| 7.001 - 7.500 | 333 | 92,593,004.21 | 11.42 | 7.293 | 359 | 81.35 | 636 |
| 7.501 - 8.000 | 273 | 73,849,355.16 | 9.11 | 7.784 | 359 | 82.33 | 631 |
| 8.001 - 8.500 | 79 | 18,127,629.11 | 2.24 | 8.295 | 359 | 83.16 | 574 |
| 8.501 - 9.000 | 69 | 14,559,009.03 | 1.80 | 8.813 | 359 | 85.72 | 568 |
| 9.001 - 9.500 | 32 | 6,073,292.55 | 0.75 | 9.295 | 359 | 82.36 | 564 |
| 9.501 - 10.000 | 15 | 2,759,561.82 | 0.34 | 9.825 | 358 | 86.46 | 536 |
| 10.001 -10.500 | 1 | 49,978.47 | 0.01 | 10.125 | 359 | 92.59 | 546 |
| 10.501 - 11.000 | 1 | 45,882.15 | 0.01 | 10.600 | 359 | 85.00 | 532 |
| 11.001 - 11.500 | 1 | 47,371.23 | 0.01 | 11.025 | 358 | 95.00 | 558 |
| 11.501 - 12.000 | 1 | 49,454.82 | 0.01 | 9.875 | 358 | 90.00 | 533 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 2.750
Maximum: 12.000
Non-Zero Weighted Average: 6.775

# Statistical Calculation Pool - (Group II)

## DISTRIBUTION BY Maximum Mortgage Rates (%)

| Range of Maximum Mortgage Rates (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| <= 11.000 | 1 | 460,000.00 | 0.06 | 4.390 | 358 | 86.79 | 689 |
| 11.001 - 11.500 | 5 | 2,010,722.43 | 0.25 | 4.963 | 359 | 80.67 | 685 |
| 11.501 - 12.000 | 71 | 27,964,428.49 | 3.45 | 5.375 | 359 | 79.10 | 683 |
| 12.001 - 12.500 | 310 | 108,710,380.53 | 13.40 | 5.855 | 359 | 80.44 | 669 |
| 12.501 - 13.000 | 459 | 146,566,122.15 | 18.07 | 6.331 | 359 | 80.27 | 656 |
| 13.001 - 13.500 | 577 | 170,885,596.89 | 21.07 | 6.809 | 359 | 81.29 | 649 |
| 13.501 - 14.000 | 330 | 92,485,923.90 | 11.40 | 7.292 | 359 | 81.35 | 635 |
| 14.001 - 14.500 | 278 | 74,638,222.87 | 9.20 | 7.782 | 359 | 82.31 | 632 |
| 14.501 - 15.000 | 77 | 17,849,370.90 | 2.20 | 8.297 | 359 | 83.38 | 574 |
| 15.001 - 15.500 | 71 | 15,081,940.51 | 1.86 | 8.779 | 359 | 84.98 | 568 |
| 15.501 - 16.000 | 34 | 5,932,974.39 | 0.73 | 9.250 | 359 | 82.33 | 562 |
| 16.001 - 16.500 | 15 | 3,079,985.04 | 0.38 | 9.766 | 358 | 86.18 | 542 |
| 16.501 - 17.000 | 2 | 203,562.46 | 0.03 | 9.982 | 357 | 88.84 | 588 |
| 17.001 - 17.500 | 2 | 95,860.62 | 0.01 | 10.352 | 359 | 88.96 | 539 |
| 17.501 - 18.000 | 1 | 47,371.23 | 0.01 | 11.025 | 358 | 95.00 | 558 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 10.890
Maximum: 17.525
Non-Zero Weighted Average: 13.280

## Distribution by Initial Periodic Cap (%)

| Initial Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| 1.000 | 18 | 4,019,336.59 | 0.50 | 7.117 | 358 | 80.85 | 606 |
| 1.405 | 1 | 139,870.33 | 0.02 | 6.375 | 359 | 80.00 | 631 |
| 1.500 | 68 | 16,992,821.14 | 2.10 | 7.028 | 358 | 80.46 | 630 |
| 3.000 | 2,071 | 618,697,073.33 | 76.28 | 6.800 | 359 | 81.17 | 646 |
| 3.090 | 1 | 144,941.33 | 0.02 | 6.785 | 359 | 69.71 | 575 |
| 5.000 | 73 | 25,483,107.20 | 3.14 | 6.021 | 359 | 80.66 | 684 |
| 6.500 | 1 | 535,312.49 | 0.07 | 7.299 | 359 | 90.00 | 659 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 1.000
Maximum: 6.500
Non-Zero Weighted Average: 3.029

# Statistical Calculation Pool - (Group II)

## Distribution by Subsequent Periodic Cap (%)

| Subsequent Periodic Cap (%) | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| 1.000 | 2,217 | 662,610,837.09 | 81.70 | 6.773 | 359 | 81.16 | 647 |
| 1.500 | 1 | 528,285.67 | 0.07 | 6.500 | 358 | 75.00 | 649 |
| 2.000 | 15 | 2,873,339.65 | 0.35 | 8.113 | 358 | 75.87 | 606 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 1.000
Maximum: 2.000
Non-Zero Weighted Average: 1.005

## Distribution by Next Rate Adjustment Dates

| Next Rate Adjustment Dates | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Fixed Rate Loans | 1,390 | 145,062,265.69 | 17.89 | 8.801 | 242 | 91.08 | 659 |
| January 2006 | 2 | 494,169.54 | 0.06 | 7.027 | 358 | 59.08 | 604 |
| February 2006 | 4 | 1,592,883.88 | 0.20 | 7.001 | 359 | 86.19 | 608 |
| April 2007 | 2 | 135,002.36 | 0.02 | 8.726 | 355 | 60.09 | 561 |
| May 2007 | 3 | 1,212,605.75 | 0.15 | 7.233 | 356 | 80.00 | 698 |
| June 2007 | 22 | 4,280,728.39 | 0.53 | 7.468 | 357 | 75.99 | 614 |
| July 2007 | 496 | 131,709,741.22 | 16.24 | 6.991 | 358 | 80.68 | 636 |
| August 2007 | 1,486 | 461,642,797.16 | 56.92 | 6.774 | 359 | 81.38 | 647 |
| September 2007 | 2 | 593,400.00 | 0.07 | 8.015 | 360 | 85.09 | 634 |
| April 2008 | 1 | 98,023.63 | 0.01 | 7.410 | 355 | 80.00 | 610 |
| July 2008 | 18 | 4,666,802.62 | 0.58 | 6.715 | 358 | 81.40 | 660 |
| August 2008 | 60 | 16,441,318.99 | 2.03 | 6.637 | 359 | 80.83 | 647 |
| May 2010 | 1 | 199,950.00 | 0.02 | 6.990 | 356 | 82.62 | 647 |
| June 2010 | 2 | 436,496.44 | 0.05 | 5.829 | 357 | 67.89 | 716 |
| July 2010 | 31 | 8,772,434.12 | 1.08 | 6.274 | 358 | 77.45 | 676 |
| August 2010 | 103 | 33,736,108.31 | 4.16 | 6.075 | 359 | 81.49 | 675 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

# Statistical Calculation Pool - (Group II)

## Distribution by Geographic Distribution of Mortgaged Properties

| Geographic Distribution of Mortgaged Properties | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| California | 1,533 | 418,106,612.42 | 51.55 | 7.041 | 335 | 83.19 | 656 |
| New York | 218 | 54,844,264.34 | 6.76 | 7.125 | 338 | 82.65 | 649 |
| Florida | 260 | 45,916,161.72 | 5.66 | 7.480 | 341 | 82.57 | 643 |
| Maryland | 167 | 34,775,286.59 | 4.29 | 7.245 | 344 | 83.12 | 626 |
| Virginia | 149 | 34,472,488.47 | 4.25 | 7.394 | 333 | 82.71 | 655 |
| New Jersey | 128 | 31,818,601.76 | 3.92 | 7.233 | 345 | 80.31 | 640 |
| Washington | 130 | 25,963,228.03 | 3.20 | 6.930 | 342 | 84.00 | 645 |
| Texas | 179 | 18,867,928.31 | 2.33 | 7.393 | 337 | 82.73 | 634 |
| Arizona | 103 | 18,827,126.45 | 2.32 | 7.243 | 345 | 81.50 | 634 |
| Nevada | 85 | 18,067,423.08 | 2.23 | 7.148 | 341 | 82.30 | 640 |
| Massachusetts | 71 | 17,042,258.33 | 2.10 | 6.897 | 343 | 82.76 | 647 |
| Illinois | 88 | 14,922,516.64 | 1.84 | 7.235 | 339 | 84.29 | 643 |
| Connecticut | 45 | 10,372,225.34 | 1.28 | 6.992 | 343 | 81.97 | 629 |
| Pennsylvania | 52 | 6,976,941.82 | 0.86 | 7.241 | 344 | 82.56 | 635 |
| Colorado | 28 | 5,252,553.34 | 0.65 | 7.249 | 348 | 86.11 | 617 |
| Other | 387 | 54,849,111.46 | 6.76 | 7.379 | 341 | 82.67 | 634 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Number of States/District of Columbia Represented: 47

## Distribution by Occupancy

| Occupancy | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Primary | 3,495 | 781,069,899.55 | 96.30 | 7.139 | 337 | 82.89 | 647 |
| Second Home | 58 | 15,806,583.24 | 1.95 | 7.010 | 342 | 84.07 | 695 |
| Investment | 70 | 14,198,245.31 | 1.75 | 7.353 | 357 | 82.89 | 668 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

## Distribution by Property Type

| Property Type | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Single Family Residence | 2,559 | 566,987,009.86 | 69.91 | 7.126 | 338 | 82.91 | 646 |
| Planned Unit Development | 538 | 128,496,017.39 | 15.84 | 7.204 | 338 | 83.21 | 648 |
| Condominium | 329 | 62,148,669.21 | 7.66 | 7.105 | 336 | 83.10 | 660 |
| 2-4 Family | 197 | 53,443,031.64 | 6.59 | 7.181 | 339 | 82.05 | 666 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

# Statistical Calculation Pool - (Group II)

## Distribution by Loan Purpose

| Loan Purpose | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Purchase | 2,400 | 490,762,212.48 | 60.51 | 7.211 | 331 | 83.86 | 664 |
| Refinance - Cashout | 1,129 | 296,500,022.61 | 36.56 | 7.025 | 348 | 81.49 | 626 |
| Refinance - Rate Term | 94 | 23,812,493.01 | 2.94 | 7.112 | 344 | 81.20 | 616 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

## Distribution by Documentation Level

| Documentation Level | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| Stated Documentation | 1,742 | 407,356,508.37 | 50.22 | 7.314 | 335 | 82.52 | 664 |
| Full Documentation | 1,408 | 275,587,452.96 | 33.98 | 7.010 | 342 | 83.16 | 628 |
| Limited Documentation | 473 | 128,130,766.77 | 15.80 | 6.868 | 339 | 83.63 | 643 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

## Distribution by Credit Score

| Credit Score | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 500 - 524 | 93 | 17,957,998.70 | 2.21 | 8.276 | 355 | 76.04 | 514 |
| 525 - 549 | 78 | 17,097,867.93 | 2.11 | 8.108 | 355 | 80.72 | 536 |
| 550 - 574 | 152 | 37,575,882.62 | 4.63 | 7.633 | 357 | 82.91 | 561 |
| 575 - 599 | 316 | 62,813,765.59 | 7.74 | 7.271 | 347 | 82.57 | 588 |
| 600 - 624 | 643 | 141,755,091.01 | 17.48 | 7.192 | 341 | 82.21 | 611 |
| 625 - 649 | 636 | 142,083,585.94 | 17.52 | 7.106 | 335 | 83.03 | 637 |
| 650 - 674 | 608 | 142,661,967.65 | 17.59 | 7.064 | 334 | 83.93 | 661 |
| 675 - 699 | 427 | 96,408,110.34 | 11.89 | 6.959 | 333 | 83.54 | 686 |
| 700 - 724 | 331 | 74,397,369.49 | 9.17 | 6.893 | 331 | 82.87 | 712 |
| 725 - 749 | 180 | 42,050,957.11 | 5.18 | 6.887 | 332 | 84.26 | 736 |
| 750 - 774 | 93 | 21,207,680.81 | 2.61 | 6.937 | 333 | 83.38 | 760 |
| 775 - 799 | 52 | 12,196,177.43 | 1.50 | 6.814 | 328 | 82.71 | 785 |
| 800 + | 14 | 2,868,273.48 | 0.35 | 6.942 | 331 | 83.12 | 805 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 500
Maximum: 808
Non-Zero Weighted Average: 649

# Statistical Calculation Pool - (Group II)

## Distribution by Prepayment Penalty Term

| Prepayment Penalty Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 1,320 | 281,072,376.36 | 34.65 | 7.452 | 334 | 83.60 | 651 |
| 12 | 142 | 39,976,416.66 | 4.93 | 7.066 | 341 | 81.72 | 655 |
| 24 | 1,860 | 426,881,665.33 | 52.63 | 7.002 | 340 | 82.99 | 645 |
| 36 | 301 | 63,144,269.75 | 7.79 | 6.732 | 342 | 80.11 | 660 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

Non-Zero Minimum: 12
Maximum: 36
Non-Zero Weighted Average: 25

## Distribution by Lien Position

| Lien Position | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 1st Lien | 2,513 | 720,943,107.90 | 88.89 | 6.789 | 358 | 80.84 | 646 |
| 2nd Lien | 1,110 | 90,131,620.20 | 11.11 | 9.946 | 179 | 99.47 | 667 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

## Distribution by Interest Only Term

| Interest Only Term | Number of Mortgage Loans | Aggregate Cut-off Date Principal Balance ($) | % of Mortgage Pool by Aggregate Cut-off Date Principal Balance | Weighted Average Gross Interest Rate (%) | Weighted Average Remaining Term (months) | Weighted Average Original LTV (%) | Weighted Average FICO Score |
|---|---|---|---|---|---|---|---|
| 0 | 3,155 | 639,164,238.10 | 78.80 | 7.364 | 332 | 83.34 | 640 |
| 60 | 437 | 161,343,840.00 | 19.89 | 6.305 | 359 | 81.44 | 681 |
| 120 | 31 | 10,566,650.00 | 1.30 | 6.346 | 359 | 79.82 | 664 |
| **Total:** | **3,623** | **811,074,728.10** | **100.00** | **7.140** | **338** | **82.91** | **649** |

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